UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2023

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

195 US HWY 50, Suite 208
Zephyr Cove, NV	89448
(Address of principal executive offices)	(Zip Code)

(913) 981-1020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTL.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TRTL	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On August 14, 2023, TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (“TRTL”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL (“Merger Sub”), and One Energy Enterprises Inc., a Delaware corporation (“One Energy”).

Pursuant to the terms of the Business Combination Agreement, a business combination between TRTL will be effected through the merger of Merger Sub with and into One Energy (the “Merger”), with One Energy surviving the Merger as a wholly-owned subsidiary of TRTL. Upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Transactions”), TRTL expects to be renamed “One Power Company”.

Pre-Closing Recapitalization and Domestication

At least one day prior to the consummation of the Transactions (the “Closing”), (i) TRTL shall cause each TRTL Class B ordinary share to be converted into one TRTL Class A ordinary share, in accordance with TRTL’s governing documents and (ii) One Energy shall cause each share of One Energy Class B common stock, par value $0.0001 per share (“One Energy Class B Common Stock”) that is issued and outstanding as of such date to be converted into one share of One Energy Class A common stock, par value $0.0001 per share (“One Energy Class A Common Stock”, and together with the One Energy Class B Common Stock, the “One Energy Common Stock”) on a one for one basis.

In addition, prior to the effective time of the Merger (the “Effective Time”), in order to facilitate the consummation of the Transactions, TRTL shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Act (as amended) (the “Domestication”).

Merger Consideration

The total base consideration to be paid by TRTL to the stockholders of One Energy for their shares of One Energy Common Stock and their shares of One Energy preferred stock, par value $0.0001 per share (“One Energy Preferred Stock”) will be the number of shares of TRTL voting common stock, par value $0.0001 per share (“TRTL Common Stock”) and TRTL preferred stock, par value $0.0001 per share (“TRTL Preferred Stock”) with an aggregate value equal to $300,000,000 minus the amount of certain indebtedness of One Energy at the Closing (the “TRTL Equity Value”), with each share valued at $10.00 per share, pursuant to the terms of the Business Combination Agreement.

The aggregate number of shares payable to the holders of One Energy Common Stock at the Closing will be equal to a number of shares of TRTL Common Stock equal in value the TRTL Equity Value minus value of the aggregate consideration payable to the holders of the One Energy Preferred Stock. At the Effective Time, (i) each share of One Energy Preferred Stock that is not converted at the Effective Time will be cancelled and extinguished and converted into the right to receive one share of TRTL Preferred Stock and (ii) each share of One Energy Common Stock will be cancelled and extinguished and converted into the right to receive such number of shares of TRTL Common Stock, determined in accordance with the formula set forth above and the terms of the Business Combination Agreement.

Earn Out Consideration

In addition to the base consideration paid at the Closing, for the period of time from 90 days after the Closing and ending on the 5-year anniversary of the Closing (“One Energy Earnout Period”), stockholders of One Energy will have the right to earn additional shares of TRTL Common Stock upon the following terms:

•

On the date on which the daily volume-weighted average share price of shares of TRTL Common Stock (“TRTL VWAP”) is greater than $12.50 for any twenty trading days out of thirty consecutive trading days, a one-time issuance of 2,500,000 shares of TRTL Common Stock; and

•	On the date on which the TRTL VWAP is greater than $15.00 for any twenty trading days out of thirty consecutive trading days, a one-time issuance of 2,500,000 shares of TRTL Common Stock.

If, during the One Energy Earnout Period there is a change of control transaction in which TRTL or its stockholders have the right to receive consideration implying a value per shares (as agreed in good faith by the TRTL board of directors) that is greater than or equal to the applicable TRTL VWAP prices specified above, any applicable earnout shares that have not previously been issued will be issued to the One Energy stockholders.

Sponsor Share Earn Out

TortoiseEcofin Sponsor III LLC (the “Sponsor”) will subject 2,250,000 of the shares of TRTL Common Stock that it owns (the “Sponsor Earnout Shares”) to forfeiture and deferred vesting during the period of time from the Closing and ending on the two-year anniversary of the Closing, unless released earlier on the date on which the TRTL VWAP is equal to or greater than $12.00 for any twenty trading days out of thirty consecutive Trading Days. If, during such earnout period there is a change of control transaction in which TRTL or its stockholders have the right to receive consideration implying a value per TRTL Share (as agreed in good faith by those individuals who are (or were) both members of the Sponsor and officers of TRTL and hold not less than a majority of the Sponsor Earnout Shares and the TRTL Board) that is greater than or equal to the TRTL VWAP price specified above, such Sponsor Earnout Shares will vest.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) organization and qualification, (ii) capital structure, (iii) authorization to enter into the Business Combination Agreement, (iv) financial statements, (v) absence of undisclosed liabilities, (vi) approvals and permits, (vii) material contracts, (viii) absence of certain changes, (ix) litigation, (x) compliance with laws, (xi) employee plans, (xii) environmental matters, (xiii) intellectual property, (xiv) labor matters, (xv) insurance, (xvi) taxes, (xvii) brokers, (xviii) real and personal property, (xix) transactions with affiliates, (xx) anti-corruption laws, (xxi) information supplied and (xxii) data privacy.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to consummation of the Merger and their respective efforts to consummate the Merger. The Business Combination Agreement also contains additional covenants of the parties, including, among others, (i) covenants providing for TRTL and One Energy to cooperate in the preparation of the Registration Statement/Proxy Statement (as defined in the Business Combination Agreement) required to be filed in connection with the Transactions, (ii) covenants for TRTL to hold a meeting of its shareholders to vote on, among other things, the approval of the Business Combination Agreement and the Merger, (iii) covenants for One Energy to obtain the Transaction Support Agreements (as defined in the Business Combination Agreement, and (iv) covenants for One Energy to obtain and deliver the Company Stockholder Written Consent (as defined in the Business Combination Agreement).

TRTL Incentive Equity Plan

Prior to the Effective Time, TRTL will adopt the TRTL Incentive Equity Plan (as defined in the Business Combination Agreement) subject to the receipt of the requisite approval of TRTL’s shareholders.

One Energy Exclusivity Restrictions

During the period between the date of the Business Combination Agreement and the earlier of (x) the Closing or (y) the termination of the Business Combination Agreement in accordance with its terms, One Energy has agreed not to, among other things, (i) solicit, initiate, seek, entertain, encourage (including by means of furnishing or disclosing information), facilitate, endorse, recommend, accept, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (whether formal or informal, written, oral or otherwise) with respect to a Company Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or provide any non-public information or documents to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into, participate in or continue in any discussions or negotiations with any third party in connection with or related to, or approve, accept, or enter into any letter of intent, term sheet or Contract or other arrangement or understanding regarding, any Company Acquisition Proposal; (iv) prepare, submit, file or take any steps in connection with a public or other offering or sale of any Equity Securities of any Group Company (or any Affiliate, current or future parent entity or successor of any Group Company), including making any filings or confidential submissions to the U.S. Securities and Exchange Commission (the “SEC”) related thereto; (v) consummate any Company Acquisition Proposal or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the items set forth above. As of the date of the Business Combination Agreement, One Energy will terminate, and cause each of its parent entities, affiliates and subsidiaries, and its and their representatives to terminate, any and all existing discussions or negotiations with any party other than TRTL and its affiliates regarding a Company Acquisition Proposal, (B) notify TRTL promptly upon receipt of any Company Acquisition Proposal by any group Company or affiliate or any officer, director, equity holder, employee or other representative, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the persons making such Company Acquisition Proposal) and to provide a copy of any such Company Acquisition Proposal, if extended in writing, and (C) keep TRTL reasonably informed on a current basis of any modifications to such offer or information. Nothing herein restricts One Energy subsidiaries from entering into normal and customary project finance agreements with its corporate project subsidiaries.

TRTL Exclusivity Restrictions

During the period between the date of the Business Combination Agreement and the earlier of (x) the Closing or (y) the termination of the Business Combination Agreement in accordance with its terms, TRTL has agreed not to, among other things, (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a TortoiseCorp III Acquisition Proposal; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a TortoiseCorp III Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding an TortoiseCorp III Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any TRTL Party (or any Affiliate or successor of TRTL); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the items set forth above. TRTL agrees to (a) notify One Energy promptly upon receipt of any TortoiseCorp III Acquisition Proposal (as defined in the Business Combination Agreement) by TRTL, and to describe the material terms and conditions of any such TortoiseCorp III Acquisition Proposal in reasonable detail (including the identity of any person or entity making such TortoiseCorp III Acquisition Proposal) and (b) keep One Energy reasonably informed on a current basis of any modifications to such offer or information.

TRTL Change in Recommendation

TRTL is required to include in the Registration Statement/ Proxy Statement the recommendation of TRTL’s board of directors (the “TRTL Board”) to TRTL’s stockholders that they approve the Transaction Proposals (as defined in the Business Combination Agreement) relating to the Transactions (the “TRTL Board Recommendation”), except in the case of a Change in Recommendation. The TRTL Board shall be permitted to withdraw or modify the TRTL Board Recommendation (a “Change in Recommendation”) if the TRTL Board determines that a failure to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law.

Conditions to Each Party’s Obligations

The obligations of TRTL, Merger Sub and One Energy to consummate the Merger are subject to the satisfaction or waiver of certain closing conditions, including, but not limited to, (i) the applicable waiting period under the HSR Act relating to the Transactions having expired or been terminated, (ii) the absence of any governmental order or law restraining, prohibiting or making illegal the consummation of the Transactions, (iii) the approval of TRTL’s shareholders of the Transaction Proposals, (iv) the approval of One Energy’s stockholders of the Business Combination Agreement and the Transactions (including the Merger), (v) the effectiveness of the Registration Statement/Proxy Statement under the Securities Act of 1933, as amended (the “Securities Act”), (vi) an agreement for the termination of certain private placement warrants having been obtained, and (vii) TRTL having at least $5,000,001 of net tangible assets as of immediately after the Effective Time.

The obligation of TRTL to consummate the Transactions is also subject to the satisfaction or waiver of other closing conditions, including, but not limited to, (i) the representations and warranties of One Energy being true and correct to the standards applicable to such representations and warranties, (ii) each of the covenants of One Energy required to be completed at or prior to the Closing having been performed or complied with in all material respects, (iii) the absence of a Company Material Adverse Effect (as defined in the Business Combination Agreement) and (iv) the delivery of customary closing certificates and transaction documents.

The obligation of One Energy to consummate the Transactions is also subject to the satisfaction or waiver of other closing conditions, including, but not limited to, (i) the representations and warranties of TRTL and Merger Sub being true and correct to the standards applicable to such representations and warranties, (ii) each of the covenants of TRTL required to be completed at or prior to the Closing having been performed or complied with in all material respects, (iii) the approval by NYSE of the listing of the TRTL Shares to be issued in connection with the Merger, (iv) the Domestication having been consummated on the Closing Date prior to the Effective Time, (v) the absence of a TortoiseCorp III Material Adverse Effect (as defined in the Business Combination Agreement), and (vi) the delivery of customary closing certificates and transaction documents.

If permitted under applicable law, either TRTL or One Energy may waive in writing any conditions for the benefit of itself contained in the Business Combination Agreement. If any of the conditions to a party’s obligation to consummate the Merger is not satisfied or waived in writing by such party, then such party will not be required to consummate the Merger.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to:

(i)	by mutual written consent of TRTL and One Energy;

(ii)	by TRTL, if One Energy breaches its representations, warranties and covenants in the Business Combination Agreement such that the closing conditions would not be satisfied (subject to a cure period);

(iii)	by One Energy, if TRTL breaches its representations, warranties and covenants in the Business Combination Agreement such that the closing conditions would not be satisfied (subject to a cure period);

(iv)

subject to certain limited exceptions, by either TRTL or One Energy if the Merger is not consummated by the earlier of (i) February 14, 2024 and (ii) the date that is the last date for TRTL to consummate its initial business combination in accordance with its governing documents;

(v)	by either TRTL or One Energy, if the requisite approval by TRTL shareholders of the Required TortoiseCorp III Shareholder Approval was not obtained;

(vi)

by either TRTL or One Energy, if a governmental order permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions is issued and becomes final and non-appealable; and

(viii)	by TRTL, if One Energy does not deliver the Company Stockholder Written Consent within two (2) Business Days following the date the Registration Statement is declare effective.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each as defined in the Business Combination Agreement).

The foregoing description of the Business Combination Agreement and the Transactions, including the Merger, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about TRTL, One Energy or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in TRTL’s public disclosures.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”) with TRTL and One Energy, pursuant to which the Sponsor and each of the TRTL shareholders party thereto agreed to (a) vote in favor of the Business Combination Agreement and the Transactions, (b) not transfer their TRTL Shares during the period between the signing of the Business Combination Agreement and the Closing, (c) waive any adjustment to the conversion ratio set forth in the governing documents of TRTL or any other anti-dilution or similar protection with respect to their TRTL Shares, and (d) subject 2,250,000 of their shares of TRTL to potential vesting and forfeiture based on a stock price based earnout over a two- year period, with an early release if the TRTL VWAP exceeds $12.00 per share over 20 out of any 30 consecutive trading days, during such two-year period after Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Transaction Support Agreement

In connection with the execution of the Business Combination Agreement, Jereme Kent, CAS Ohio LLC and RES Ohio LLC (collectively, the “Supporting Company Stockholders”) entered into a transaction support agreement (the “Transaction Support Agreement”), pursuant to which, among other things, each such Supporting Company Stockholder agreed to, (a) support and vote in favor of the Business Combination Agreement and the ancillary documents to which One Energy is or will be a party and the Transactions, (b) not transfer their One Energy shares during the interim period prior to the Closing, and (c) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

Prior to the Closing, the Sponsor and certain One Energy stockholders will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sponsor and certain other shareholders of TRTL and certain One Energy stockholders shall have registration rights that will obligate TRTL to register for resale under the Securities Act all or any portion of the (i) share of TRTL Common Stock issued to the One Energy stockholders as Transaction Consideration Shares, (ii) the shares of TRTL Common Stock held by the Sponsor and other legacy shareholders of TRTL, (iii) the shares of TRTL Common Stock issued upon conversion of the shares of TRTL Class B Common Stock in connection with the Merger, and (iv) the shares of TRTL Common Stock issuable upon exercise of all warrants held by the TRTL shareholders, (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, among other things, TRTL shall prepare and file a shelf resale registration statement with respect to the registrable securities under the Registration Rights Agreement no later than 60 calendar days prior to the expiration of the applicable post-Closing lock-up period. TRTL shareholders who hold a majority in interest of the Registrable Securities held by the legacy TRTL shareholders or One Energy stockholders who hold a majority in interest of the Registrable securities held by the legacy One Energy shareholders, will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if any time after the Closing, TRTL proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, TRTL shall give notice to the TRTL shareholders holding Registrable Securities and the One Energy stockholders holding Registrable Securities, as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, the TRTL shareholders and the One Energy stockholders holding Registrable Securities will be entitled under the Registration Rights Agreement to request in writing that TRTL register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Under the Registration Rights Agreement, TRTL will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify TRTL and certain persons or entities related to TRTL, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Contingent Stock Rights Agreement

Prior to or in connection with the Closing, TRTL, the Sponsor, Jereme Kent and Continental Stock Transfer & Trust Company will enter into a contingent stock rights agreement (the “Contingent Stock Rights Agreement”), pursuant to which Jereme Kent will deposit 5.5 million of the TRTL Shares he will receive as consideration in the Transactions into an escrow account to provide certain contingent stock rights to PIPE investors and/or to public shareholders of TRTL who do not redeem their TRTL Shares in connection with the business combination, in the event that the post-closing trading price of the combined public company does not equal or exceed a daily VWAP of $12.00 per share over 20 out of any 30 consecutive trading days, during the two-year period after Closing.

The foregoing description of the Contingent Stock Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contingent Stock Rights Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Proposed Transaction, TRTL intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the SEC, which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. SHAREHOLDERS OF TRTL ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Proposed Transaction. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This report may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, the Combined Company and the Proposed Transaction and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Energy or the Combined Company and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction (the “Closing”), financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or the Combined Company. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all, (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations, (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by TRTL in connection with the Proposed Transaction and other documents filed or to be filed by TRTL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or the Combined Company, will achieve its expectations.

Information Sources; No Representations

The report furnished herewith has been prepared for use by TRTL and One Energy in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy or the Combined Company, after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this report. To the fullest extent permitted by law in no circumstances will TRTL or One Energy, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this report (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of or One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this report and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of August 14, 2023, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., and TRTL III Merger Sub Inc.

10.1	Sponsor Support Agreement, dated as of August 14, 2023, by and among TortoiseEcofin Acquisition Corp., One Energy Enterprises Inc. and TortoiseEcofin Sponsor III LLC.

10.2	Transaction Support Agreement, dated as of August 14, 2023, by and among TortoiseEcofin Acquisition Corp., One Energy Enterprises Inc. and certain Supporting Company Stockholders.

10.3	Form of Registration Rights Agreement by and among TortoiseEcofin Sponsor III LLC and certain One Energy stockholders.

10.4	Form of Contingent Stock Rights Agreement, by and among TortoiseEcofin Sponsor III LLC, Jereme Kent and Continental Stock Transfer & Trust Company.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2023

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Title:	Vincent T. Cubbage Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

TortoiseEcofin Acquisition Corp. III,

TRTL III Merger Sub Inc.,

AND

One Energy Enterprises Inc.

DATED AS OF AUGUST 14, 2023

ANNEXES AND EXHIBITS

Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Transaction Support Agreement
Exhibit D	Form of Contingent Stock Rights Agreement

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of August 14, 2023, is made by and among (i) TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability (“TortoiseCorp III”), (ii) TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TortoiseCorp III (“Merger Sub”), and (iii) One Energy Enterprises Inc., a Delaware corporation (the “Company”). TortoiseCorp III, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, TortoiseCorp III is a blank check company incorporated as a Cayman Islands exempted company on February 3, 2021 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

WHEREAS, pursuant to the Governing Documents of TortoiseCorp III, TortoiseCorp III is required to provide an opportunity for its shareholders to have their outstanding TortoiseCorp III Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the TortoiseCorp III Shareholder Approval;

WHEREAS, concurrently with the execution of this Agreement, TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), the Other Class B Shareholders, TortoiseCorp III, the Company and the other parties thereto are entering into the sponsor letter agreement, substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Domestication and the Merger) and (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of TortoiseCorp III and any other anti-dilution or similar protection with respect to the TortoiseCorp III Class B Shares (whether resulting from the transactions contemplated by the Investor Subscription Agreements or otherwise), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, TortoiseCorp III owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

WHEREAS, on the Closing Date, prior to the time at which the Effective Time occurs, TortoiseCorp III shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part XII of the Cayman Islands Companies Act (as amended) (the “Cayman Islands Act”) (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, following the Domestication, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, as a result of the Merger, the Company will become a wholly-owned Subsidiary of TortoiseCorp III and (b) each Company Share will be automatically converted as of the Effective Time into the right to receive TortoiseCorp III Shares, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at the Closing, the Sponsor and certain other Persons will enter into an amended and restated registration and shareholder rights agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which, among other things, the investors party thereto will be granted certain registration rights with respect to their respective TortoiseCorp III Shares, on the terms and subject to the conditions therein;

WHEREAS, the board of directors of TortoiseCorp III (the “TortoiseCorp III Board”) and Merger Sub have each (a) approved this Agreement, the Ancillary Documents to which the respective companies is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Merger) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Merger) by the holders of TortoiseCorp III and Merger Sub shares entitled to vote thereon;

WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Shares entitled to vote thereon;

WHEREAS, concurrently with the execution of this Agreement, Jereme Kent, CAS Ohio LLC and RES Ohio LLC (collectively, the “Supporting Company Shareholders”) will duly execute and deliver to TortoiseCorp III a transaction support agreement, substantially in the form attached hereto as Exhibit C (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Company Shareholder will agree to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing;

WHEREAS, at the Closing, the Company, Sponsor and certain Company Shareholders will enter into a Lock-Up Agreement, in a form to be mutually agreed between the Tortoise III and the Company (the “Lock-Up Agreements”), which Lock-Up Agreements shall become effective as of the Closing; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), (b) the Domestication be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the Merger be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code (clauses (a)-(c), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional TortoiseCorp III SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Common Share Consideration” means an aggregate number of TortoiseCorp III Common Shares equal in value to the Equity Value minus the product of (i) the Aggregate Preferred Share Consideration multiplied by (ii) the Tortoise III Common Share Value.

“Aggregate Preferred Share Consideration” means a number shares of TortoiseCorp III Preferred Shares equal to the number of Company Preferred Shares outstanding as of immediately prior to the Effective Time.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Ancillary Documents” means the Registration Rights Agreement, Sponsor Letter Agreement, the Investor Subscription Agreements, the Transaction Support Agreements, the Contingent Stock Rights Agreement, the Lock-Up Agreements, the TortoiseCorp III Certificate of Incorporation, the TortoiseCorp III Bylaws, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Business Combination” has the meaning ascribed to such term in TortoiseCorp III’s Governing Documents.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), any current federal, state or local Laws or guidance relating to the COVID-19 pandemic and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed on August 8, 2020.

“Cayman Islands Act” has the meaning set forth in the recitals to this Agreement.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works counsel or other employee representative body.

“Certificate of Merger” has the meaning set forth in Section 2.1(e)(ii).

“Certificates” has the meaning set forth in Section 2.1(e)(vii).

“Change in Recommendation” has the meaning set forth in Section 5.8.

“Change of Control Payment” means (a) any severance, success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date.

“Charter Extension Amendment” has the meaning set forth in Section 5.10(a).

“Charter Proposal” has the meaning set forth in Section 5.8.

“Closing” has the meaning set forth in Section 2.2.

“Closing Company Financial Statements” has the meaning set forth in Section 3.4(b).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, share exchange, business combination, purchase or issuance of equity securities, tender offer or otherwise), or (b) any issuance, sale or acquisition of any portion of the equity interests or voting power or similar investment in the Company or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Common Shares” means shares of common stock, par value $0.0001 per share, of the Company, including Class A common stock and Class B common stock.

“Company Convertible Instrument Agreements” means the following agreements: (a) Warrant to Purchase Class A Shares in One Energy Enterprises Inc. for CAS Ohio LLC, dated as of May 1, 2022; and (b) Warrant to Purchase Class A Units in One Energy Enterprises LLC for RC4 OE Wind, dated as of June 25, 2021.

“Company Convertible Instruments” means the outstanding obligations of the Group Companies under the Company Convertible Instrument Agreements.

“Company Convertible Securities” means, collectively, the Company Convertible Instruments, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities (including debt securities) convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Data” means all databases, data compilations and other data, including retail measurements, consumer panels, product descriptors, classifications, features, and identifiers, order, sales, transactions, inventories, purchasing, preference and consumption data, market segmentation, performance and channel data, and supplier, vendor, distributor and customer lists and market research and studies, in each case that is utilized in connection with the operation of a Group Company, whether in hard copy or electronic or other format, and whether or not de-identified, aggregated, anonymized, compiled or structured.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to TortoiseCorp III by the Company on the date of this Agreement.

“Company Earnout Period” means the period commencing on the date that is 90 days after the Closing Date and ending on the 5-year anniversary thereof.

“Company Earnout Shares” has the meaning set forth in Section 2.6(a).

“Company Exchanges” has the meaning set forth in Section 2.1(f).

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) the aggregate amount of Change of Control Payments that are payable as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement that when paid constitute compensation to the recipient, transaction or similar bonuses, stay bonuses, retention payments and any other similar payments (including, in each case, the employer portion of any unemployment, social security or payroll Taxes thereon, determined as if such amounts were payable at the Closing) that are created, accelerated, accrued, become payable to, or in respect of any current or former employee or other individual service provider, but excluding “double trigger” payments and any payment due as a result of an action taken on or after the Closing Date or after the consummation of the transactions contemplated by this Agreement (including the termination of any employee on the Closing Date or after the consummation of such transaction), (c) any other fees in connection with TortoiseCorp III’s initial public offering, and (d) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee and fifty percent (50%) of any filing fee related to the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any TortoiseCorp III Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), Section 3.2(c) and Section 3.2(f) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).

“Company IT Systems” means all networks, servers, endpoints, computer systems, platforms, Software, computer hardware, firmware, middleware, data communication lines, routers, hubs, storage, switches and all other information technology systems, Databases, servers, network equipment, including all electronic connections between and among them, and related documentation, in each case, owned, licensed or leased by or used in the operation of a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that are licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any Laws applicable to the Group Companies, (v) changes in the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) and clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies, including the Intellectual Property Rights set forth on Section 3.13(a) of the Company Disclosure Schedule.

“Company Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company, including Series A preferred stock.

“Company Product” means all products and services (including products and services under development) that are, as of the date of this Agreement, being developed, marketed, offered, sold, licensed, provided or distributed by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of, any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company Sale” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons obtains direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing 50% or more of the voting power of or economic rights or interests in TortoiseCorp III, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the TortoiseCorp III Board immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of TortoiseCorp III immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into 50% or more of the combined voting power of the then-outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of TortoiseCorp III to any Person.

“Company Shareholder Written Consent” has the meaning set forth in Section 5.13(b).

“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Shareholders Agreement” means the Stockholders’ Agreement, dated as of December 29, 2021, and amended and restated as of April 12, 2023, by and among the Company and the Company Shareholders party thereto.

“Company Shares” means the Company Common Shares and the Company Preferred Shares.

“Company Triggering Events” means Company Triggering Event I and Company Triggering Event II, respectively.

“Company Triggering Event I” means the first date on which the TortoiseCorp III VWAP is greater than $12.50 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination within the Company Earnout Period.

“Company Triggering Event II” means the first date on which the TortoiseCorp III VWAP is greater than $15.00 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination within the Company Earnout Period.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of October 22, 2022, by and between TortoiseCorp III and One Energy Enterprises Inc.

“Consent” means any notice, authorization, declaration, expiration or termination of any applicable waiting period (including any extension thereof), qualification, registration, filing, notification, waiver, variance, registration, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contingent Stock Rights Agreement” means that certain Contingent Stock Rights Agreement, to be entered into prior to or in connection with the Closing, by and among TortoiseCorp III, Jereme Kent and Continental, substantially in the form attached hereto as Exhibit D.

“Continuum” means that certain Software entitled Continuum®, which is an open-source wind flow and project development tool created and owned by the Company.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Crossover Financing” means a preferred equity financing consummated after the date of this Agreement but prior to Closing not exceeding $20,000,000 that is on the same terms and conditions as the Company Preferred Shares outstanding as of the date hereof.

“CSR” means contractual contingent stock rights of qualifying holders to receive, in certain circumstances, a contingent payment in the form of TortoiseCorp III Common Shares (or such other form as is provided for therein) pursuant to the terms and conditions of the Contingent Stock Rights Agreement.

“CSR Escrow Account” has the meaning set forth in Section 2.7.

“CSR Escrow Agent” has the meaning set forth in Section 2.7.

“CSR Escrow Agreement” has the meaning set forth in Section 2.7.

“CSR Escrow Shares” has the meaning set forth in Section 2.7.

“Databases” means any and all databases, data collections and data repositories of any type and in any form (and all corresponding data and organizational or classification structures or information), together with all rights therein.

“Data Rights” has the meaning set forth in the definition of Intellectual Property Rights.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shareholder” has the meaning set forth in Section 2.9.

“Dissenting Shares” has the meaning set forth in Section 2.9.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.8.

“Effective Time” has the meaning set forth in Section 2.1(e)(ii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other incentive, bonus, commission, profit-sharing, stock option, stock purchase, stock ownership, other equity or equity-based compensation, employment, individual independent contractor, individual consulting, compensation (other than base salary or base wage rate), vacation or other leave, change in control, retention, transaction, supplemental retirement, severance, separation pay, health, medical, disability, life insurance, welfare, deferred compensation, fringe benefit, employee loan (but excluding loans under a qualified 401(k) plan) or other benefit or compensatory plan, program, policy, practice, scheme, Contract or other arrangement that any Group Company maintains, sponsors, contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment or cultural, biological or natural resources, or human health or safety, including relating to the release, treatment, storage, generation, use or disposal of, or exposure to, Hazardous Substances.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means (a) $300,000,000 minus (b) all Indebtedness as of immediately prior to the Closing, other than non-recourse project finance debt incurred after the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.4(a).

“Exchange Fund” has the meaning set forth in Section 2.4(c).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Financing Agreement” has the meaning set forth in Section 5.20(c).

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governing Document Proposals” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, provincial, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, governmental commission or other authority (including the North American Electric Reliability Corporation and any regional transmission organization or independent system operator), branch, department, official, board, bureau, instrumentality or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any public or private arbitral body or mediator.

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any material, substance, waste or chemical that is regulated by, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, noise, odor, toxic mold or radon.

“Hennessy” means Hennessy Capital Growth Partners Fund I SPV V, LLC.

“Hennessy Warrants” means Private Placement Warrants of Sponsor held by Hennessy.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (g) any outstanding severance obligations with respect to terminations that occurred or occur prior to the Closing Date and any accrued or earned bonuses or deferred compensation to the extent unpaid prior to Closing, (h) any underfunded pension liability, unfunded deferred compensation plan obligations (including with respect to any Employee Benefit Plan intended to be qualified under Section 401(a) of the Code), outstanding severance obligations and post-retirement health or welfare benefits and (i) any of the obligations of any other Person of the type referred to in clauses (a) through (h) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person. For the avoidance of doubt, Indebtedness does not include Company Expenses or TortoiseCorp III Expenses. Indebtedness shall include any and all amounts necessary and sufficient to retire such Indebtedness, including principal (including the current portion thereof) and/or scheduled payments, accrued interest or finance charges, and other fees, penalties or payments (prepayment or otherwise) necessary and sufficient to retire such indebtedness at Closing.

“Intellectual Property Rights” means all intellectual property rights and related proprietary rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not (“Trade Secrets”); (e) rights in or to Software or other technology; (f) database rights, including rights under the European Union Directive 96/9/EC and all other similar rights throughout the world, whether or not arising by statute, even when not a creative work of authorship or non-public (“Data Rights”); and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“Jereme Kent” means (a) Jereme Kent, the individual, or (b) a living trust established by Jereme Kent, as the context so requires.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Kent CSR Shares” has the meaning set forth in Section 2.1(e)(vii).

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, national, state, local, foreign, national, multi-national or supranational statute, law (including common law and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, Order, approval, rule, code, regulation or other binding directive, decision or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any of the Group Companies.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking. Notwithstanding the foregoing or anything to the contrary herein, Liability shall not include any Company Expenses or TortoiseCorp III Expenses.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lock-Up Agreement” has the meaning set forth in the recitals to this Agreement.

“Lookback Date” means the date which is three (3) years prior to the date of this Agreement.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“NYSE” means The New York Stock Exchange.

“NYSE Proposal” has the meaning set forth in Section 5.8.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Off-the-Shelf Software” means any Software or Database that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for an annual license fee of less than $100,000.

“Officers” has the meaning set forth in Section 5.16(a).

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Class B Shareholders” means each holder of TortoiseCorp III Class B Shares other than (a) the Sponsor and (b) the qualified institutional buyers or institutional accredited investors who purchased TortoiseCorp III Class B Shares from the Sponsor in connection with TortoiseCorp III’s initial public offering.

“Other TortoiseCorp III Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of TortoiseCorp III Shares entitled to vote thereon, whether in person or by proxy at the TortoiseCorp III Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TortoiseCorp III and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any of the Group Companies.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any consents, approvals, authorizations, franchises, clearances, licenses, registrations, permits, exemption, waiver, variance or certificates of, or granted by, any Governmental Entity.

“Permitted Financing” means (a) the Crossover Financing and (b) one or more debt financings or debt refinancings for project capital incurred by one or more Subsidiaries of the Company to finance projects consistent with past practice and in the ordinary course of business.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in Intellectual Property Rights in the ordinary course of business consistent with past practice, and (g) other Liens (except for those securing Indebtedness) that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, business trust, trust, Governmental Entity or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information that identifies or is capable of being associated with an identified natural person, or that is defined as “personal information” or any similar term (e.g., “personal data” or “personally identifiable information”) under applicable Law.

“PPP” means the Paycheck Protection Program as described in the CARES Act and modified by the Small Business Administration and Department of Treasury guidance documents and FAQs, subsequent interim final rules, the Paycheck Protection Program Flexibility Act of 2020, Division N of the Consolidated Appropriations Act, 2021, the American Rescue Plan Act, and any subsequent amendments or updates to Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)(36)).

“Pre-Closing TortoiseCorp III Holders” means the holders of TortoiseCorp III Shares at any time prior to the Effective Time.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Contracts” means all Contracts between any Group Company and any Person that govern the Processing of Personal Data.

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data.

“Privacy and Security Requirements” means any and all of the following to the extent applicable to Processing of Personal Data by or on behalf of the Group Companies or otherwise relating to privacy, data and cyber security, or Security Breach notification requirements, and in each case applicable to the Group Companies: (a) all applicable Privacy Laws, (b) provisions relating to Processing of Personal Data in all applicable Privacy Contracts, (c) all applicable Privacy and Data Security Policies and (d) industry standards to the extent applicable to the Group Companies, including the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Private Placement Warrants Termination Agreement” has the meaning set forth in Section 5.13(e).

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit, petition, assessment, investigation, inquiry, mediation, or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, compilation, receipt, access, acquisition, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), destruction, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements (written or oral), pursuant to which the Group Companies hold any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Group Companies thereunder.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and active and operational Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of TortoiseCorp III.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required TortoiseCorp III Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of TortoiseCorp III Shares entitled to vote thereon, whether in person or by proxy at the TortoiseCorp III Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TortoiseCorp III and applicable Law.

“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of TortoiseCorp III.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the NYSE Proposal and the Charter Proposal.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the TortoiseCorp III Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Breach” means any (a) unauthorized acquisition of, access to, or loss of, or misuse (by any means) of, Personal Data; (b) unauthorized or unlawful Processing, sale or rental of Personal Data; (c) other act or omission that compromises the security or confidentiality of Personal Data; or (d) breach of security, phishing incident, ransomware or malware attack affecting any Company IT Systems.

“Significant Customer” has the meaning set forth in Section 3.21(a).

“Significant Supplier” has the meaning set forth in Section 3.21(b).

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Earnout Period” means the period commencing on the date immediately following the Closing Date and ending on and including the date of the two-year anniversary of the Closing Date.

“Sponsor Earnout Shares” has the meaning set forth in Section 2.8(a).

“Sponsor Triggering Event” means the first date on which the TortoiseCorp III VWAP is equal to or greater than $12.00 for any twenty (20) Trading Days out of any thirty (30) consecutive Trading Day ending on the Trading Day immediately prior to the date of determination within the Sponsor Earnout Period.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Shareholders” has the meaning set forth in the recitals to this Agreement.

“Surviving Company” has the meaning set forth in Section 2.1(e)(i).

“Surviving Company Share” has the meaning set forth in Section 2.1(e)(vi).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“TortoiseCorp III” means (a) prior to the consummation of the Domestication, TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability, and (b) from and after the consummation of the Domestication, One Power Company as domesticated in Delaware. Any reference to TortoiseCorp III in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or (b), as the context so requires.

“TortoiseCorp III Acquisition Proposal” means (a) any transaction or series of related transactions under which TortoiseCorp III or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in TortoiseCorp III or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, or the transactions contemplated hereby or thereby shall constitute a TortoiseCorp III Acquisition Proposal.

“TortoiseCorp III Board” has the meaning set forth in the recitals to this Agreement.

“TortoiseCorp III Board Recommendation” has the meaning set forth in Section 5.8.

“TortoiseCorp III Bylaws” has the meaning set forth in Section 2.1(d).

“TortoiseCorp III Certificate of Incorporation” has the meaning set forth in Section 2.1(d).

“TortoiseCorp III Class A Shares” means, prior to the Domestication, TortoiseCorp III’s Class A ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Class B Shares” means, prior to the Domestication, TortoiseCorp III’s Class B ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Common Share Value” means $10.00.

“TortoiseCorp III Common Shares” means, from and after the consummation of the Domestication, shares of voting common stock, par value $0.0001 per share, of TortoiseCorp III.

“TortoiseCorp III D&O Persons” has the meaning set forth in Section 5.14(a).

“TortoiseCorp III Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by TortoiseCorp III on the date of this Agreement.

“TortoiseCorp III Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a TortoiseCorp III Party in connection with TortoiseCorp III’s initial public offering (including any and all deferred expenses in connection therewith (including fees or commissions payable to the underwriters and any legal fees)), the operation of the business and affairs of TortoiseCorp III (including all amounts payable by TortoiseCorp III pursuant to any promissory note or other debt instrument to which it is a party), the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any TortoiseCorp III Party and (b) any other fees, expenses, commissions or other amounts that are allocated to any TortoiseCorp III Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee and fifty percent (50%) of any filing fee related to the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, TortoiseCorp III Expenses shall not include any Company Expenses and any TortoiseCorp III Expenses that are incurred and not paid as of the date of this Agreement shall be deemed to be Company Expenses.

“TortoiseCorp III Financial Statements” means all of the financial statements of TortoiseCorp III included in the TortoiseCorp III SEC Reports.

“TortoiseCorp III Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of TortoiseCorp III Parties).

“TortoiseCorp III Incentive Equity Plan” has the meaning set forth in Section 5.19.

“TortoiseCorp III Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the TortoiseCorp III Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, TortoiseCorp III Liabilities shall not include any TortoiseCorp III Expenses.

“TortoiseCorp III Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the TortoiseCorp III Parties, taken as a whole, or (b) the ability of any TortoiseCorp III Party to consummate the Domestication or the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an TortoiseCorp III Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any Laws applicable to any TortoiseCorp III Party, (v) the industries or markets in which any TortoiseCorp III Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement and the

Ancillary Documents, including the impact thereof on the relationships, contractual or otherwise, of any TortoiseCorp III Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement and the Ancillary Documents or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any TortoiseCorp III Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether an TortoiseCorp III Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on TortoiseCorp III Parties, taken as a whole, relative to other “SPACs”.

“TortoiseCorp III Non-Party Affiliates” means, collectively, each TortoiseCorp III Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any TortoiseCorp III Related Party (other than, for the avoidance of doubt, any TortoiseCorp III Party).

“TortoiseCorp III Parties” means, collectively, TortoiseCorp III and Merger Sub.

“TortoiseCorp III Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of TortoiseCorp III.

“TortoiseCorp III Related Parties” has the meaning set forth in Section 4.9.

“TortoiseCorp III Related Party Transactions” has the meaning set forth in Section 4.9.

“TortoiseCorp III SEC Reports” has the meaning set forth in Section 4.7.

“TortoiseCorp III Shareholder Approval” means, collectively, the Required TortoiseCorp III Shareholder Approval and the Other TortoiseCorp III Shareholder Approval.

“TortoiseCorp III Shareholders Meeting” has the meaning set forth in Section 5.8.

“TortoiseCorp III Shareholder Redemption” means the right of the holders of TortoiseCorp III Class A Shares to redeem all or a portion of their TortoiseCorp III Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of TortoiseCorp III.

“TortoiseCorp III Shares” means (a) prior to the consummation of the Domestication, collectively, the TortoiseCorp III Class A Shares and the TortoiseCorp III Class B Shares and (b) from and after the consummation of the Domestication, the TortoiseCorp III Common Shares and the TortoiseCorp III Preferred Shares. Any reference to the TortoiseCorp III Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“TortoiseCorp III VWAP” means the volume-weighted average share price of TortoiseCorp III Common Shares as displayed on TortoiseCorp III’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the applicable Trading Day.

“TortoiseCorp III Warrants” means each warrant to purchase one TortoiseCorp III Class A Share at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by an affiliate of the Sponsor).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property Rights.

“Trading Day” means any day on which TortoiseCorp III Common Shares are actually traded on the principal securities exchange or securities market on which TortoiseCorp III Common Shares are then traded.

“Transaction Financing” has the meaning set forth in Section 5.20(c).

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Share Consideration” means the Aggregate Common Share Consideration plus the Aggregate Preferred Share Consideration.

“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Union” has the meaning set forth in Section 3.14(c).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid TortoiseCorp III Expenses” means the TortoiseCorp III Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Expenses” means all Unpaid Company Expenses and all Unpaid TortoiseCorp III Expenses.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable state or local Laws.

“Warrant Agreement” means that certain Warrant Agreement, dated as of July 19, 2021, by and between TortoiseCorp III and Continental, as warrant agent.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2

MERGER

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Redemption. On the Closing Date, TortoiseCorp III shall redeem each TortoiseCorp III Class A Share from the Pre-Closing TortoiseCorp III Holders who shall have elected to redeem their TortoiseCorp III Class A Shares in connection with the transactions contemplated hereby pursuant to the Governing Documents of TortoiseCorp III.

(b) Reserved.

(c) Recapitalization. At least one day prior to the Closing Date, (i) TortoiseCorp III shall cause each TortoiseCorp III Class B Share that is issued and outstanding as of such date to be converted into one TortoiseCorp III Class A Share, and (ii), the Company shall cause each Company Class B Common Share that is issued and outstanding as of such date to be converted into one Company Class A Common Share on a 1:1 basis.

(d) Domestication. On the Closing Date prior to the Effective Time, TortoiseCorp III shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Act. In connection with the Domestication, (i) each TortoiseCorp III Class A Share that is issued and outstanding immediately prior to the Domestication ((x) including, for the avoidance of doubt, any TortoiseCorp III Class A Share issued pursuant to Section 2.1(c) (including any shares deposited into escrow) and (y) excluding, for the avoidance of doubt, any TortoiseCorp III Class A Share that is redeemed pursuant to Section 2.1(a)) shall become one TortoiseCorp III Common Share, (ii) each TortoiseCorp III Warrant that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one TortoiseCorp III Common Share at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement, (iii) the Governing Documents of TortoiseCorp III shall be amended and restated such that the certificate of incorporation of TortoiseCorp III shall be in a form reasonably acceptable to

TortoiseCorp III and the Company such that the amended and restated certificate of incorporation of TortoiseCorp III complies with any requirements contained in the Company’s current Governing Document (the “TortoiseCorp III Certificate of Incorporation”), and the bylaws of TortoiseCorp III shall be in a form reasonably acceptable to TortoiseCorp III and the Company (the “TortoiseCorp III Bylaws”), and (iv) TortoiseCorp III’s name shall be changed to One Power Company; provided, however, that, (A) in the case of clause (iii), each of the Parties acknowledges and agrees that each of the TortoiseCorp III Certificate of Incorporation and the TortoiseCorp III Bylaws shall be appropriately revised so as not to implement any amendments to the Governing Documents of TortoiseCorp III contemplated by the TortoiseCorp III Certificate of Incorporation and the TortoiseCorp III Bylaws that are not adopted and approved by the Pre-Closing TortoiseCorp III Holders at the TortoiseCorp III Shareholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of TortoiseCorp III that are contemplated by the Charter Proposal and the Required Governing Document Proposals) and the Required Governing Document Proposals) and (B) in connection with clauses (i) and (ii), each issued and outstanding unit of TortoiseCorp III that has not been previously separated into the underlying TortoiseCorp III Class A Shares and underlying TortoiseCorp III Warrants prior to the Domestication shall, for the avoidance of doubt, be cancelled and will entitle the holder thereof to (x) one share of common stock, par value $0.0001 per share, of TortoiseCorp III, and (y) one-fourth of one warrant representing the right to purchase one share of common stock, par value $0.0001 per share, of TortoiseCorp III at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement.

(e) The Merger.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date promptly following the consummation of the Domestication, Merger Sub shall merge with and into the Company (the “Merger”) at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and a wholly owned Subsidiary of TortoiseCorp III.

(ii) At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably acceptable to TortoiseCorp III and the Company (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and at the time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by TortoiseCorp III, Merger Sub and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii) The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL.

(iv) At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Company, except that the name of the Surviving Company shall be “One Energy Enterprises Inc.” or such other name as determined by the Company in its sole discretion, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company (each such share, a “Surviving Company Share”).

(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (A) each Company Common Share (including any Company Common Shares issued with respect to the Crossover Financing and after giving effect to the Company Exchanges, and other than (x) the Company Common Shares that are Dissenting Shares and (y) the Company Common Shares cancelled and extinguished pursuant to Section 2.1(e)(vii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of TortoiseCorp III Common Shares set forth on the Allocation Schedule and (B) each Company Preferred Share (including any Company Preferred Shares issued with respect to the Crossover Financing and after giving effect to the Company Exchanges, and other than (x) the Company Preferred Shares that are the Dissenting Shares and (y) the Company Preferred Shares cancelled and extinguished pursuant to Section 2.1(e)(viii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive one TortoiseCorp III Preferred Share with substantially similar rights, preferences and privileges as each such Company Preferred Share, including, without limitation, any dividend and optional conversion rights set forth in the Company’s Governing Documents. From and after the Effective Time, each Company Shareholder’s certificates (the “Certificates”) evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law. Notwithstanding anything herein to the contrary, half of the TortoiseCorp III Common Shares otherwise deliverable to Jereme Kent at Closing pursuant to this Section 2.1(e)(vii) shall be subject to the CSR and issued by TortoiseCorp III to the CSR Escrow Agent and deposited into the CSR Escrow Account in accordance with Section 2.7 (the “Kent CSR Shares”).

(viii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(f) Pre-Closing Company Exchanges. Prior to the Effective Time, the Company shall cause the holders of Company Convertible Instruments to either exchange or convert all of their issued and outstanding Company Convertible Instruments for Company Common Shares at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the certificate of incorporation of the Company or the Company Convertible Instruments (the “Company Exchanges”).

Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing) or at such other place, date and/or time as TortoiseCorp III and the Company may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 2.3 Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to TortoiseCorp III an allocation schedule (the “Allocation Schedule”) setting forth (a) the number of Company Common Shares and Company Preferred Shares held by each Company Shareholder (after giving effect to the Company Exchanges), (b) the calculation of the Equity Value, the Aggregate Common Share Consideration, the Aggregate Preferred Share Consideration, and the resulting Transaction Share Consideration (which shall, for the avoidance of doubt, be reduced by the aggregate portion of the Transaction Share Consideration that would be attributable to the Dissenting Shares if such Company Shares were not Dissenting Shares) (c) the portion of the Transaction Share Consideration allocated to each Company Shareholder (other than Dissenting Shareholders), (d) the number of TortoiseCorp III Common Shares which each Company Shareholder will be entitled to receive as Company Earnout Shares (as may be adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like), (e) a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clauses (a), (b), (c) and (d) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 5.13(d), and (f) reasonable supporting documentation in support of the calculation of the amounts set forth in clauses (a), (b), (c) and (d). The Company will review any comments to the Allocation Schedule provided by TortoiseCorp III or any of its Representatives, make any changes proposed by TortoiseCorp III or its Representatives that are correcting mathematical or other manifest error and otherwise consider in good faith any reasonable comments proposed by TortoiseCorp III or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of TortoiseCorp III Shares that each Company Shareholder will have a right to receive pursuant to Section 2.1(e)(vii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of TortoiseCorp III Common Shares set forth on the Allocation Schedule that are allocated in respect of Company Common Shares exceed the Aggregate

Common Share Consideration and (C) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Shareholders Agreement or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 5.13(d)).

Section 2.4 Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, TortoiseCorp III shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(e)(vii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then TortoiseCorp III and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), TortoiseCorp III shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent, in form and substance reasonably satisfactory to the Company.

(b) At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Shareholders a letter of transmittal in a form reasonably acceptable to TortoiseCorp III (the “Letter of Transmittal”).

(c) At the Effective Time, TortoiseCorp III shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders and for exchange in accordance with this Section 2.4 through the Exchange Agent, evidence of TortoiseCorp III Shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(e)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(e)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d) Each Company Shareholder whose Company Shares have been converted into the right to receive a portion of the Transaction Share Consideration pursuant to Section 2.1(e)(vii) shall be entitled to receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the Closing Date upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Shares held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e) If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.4(d) (i) at least one Business Day prior to the Closing Date, then TortoiseCorp III and the Company shall take all necessary actions to cause the applicable portion of the Transaction Share Consideration to be issued to the applicable Company Shareholder in book-entry form on the Closing Date or (ii) less than one Business Day prior to the Closing Date, then TortoiseCorp III and the Company (or the Surviving Company) shall take all necessary actions to cause the applicable portion of the Transaction Share Consideration to be issued to the Company Shareholder in book-entry form within two (2) Business Days after such delivery.

(f) If any portion of the Transaction Share Consideration is to be issued to a Person other than the Company Shareholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Transaction Share Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(g) No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.4, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(e)(viii)) shall solely represent the right to receive a portion of the Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(e)(vii).

(h) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i) Any portion of the Exchange Fund that remains unclaimed by the Company Shareholders twelve (12) months following the Closing Date shall be delivered to TortoiseCorp III or as otherwise instructed by TortoiseCorp III, and any Company Shareholder who has not exchanged his, her or its Company Shares for the applicable portion of the Transaction Share Consideration in accordance with this Section 2.4 prior to that time shall thereafter look only to TortoiseCorp III for the issuance of the applicable portion of the Transaction Share Consideration, without any interest thereon. None of TortoiseCorp III, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration remaining unclaimed by the Company Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of TortoiseCorp III free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 Withholding. TortoiseCorp III, Merger Sub, the Group Companies and the Exchange Agent (and each of their respective Affiliates, agents and representatives) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. To the extent that amounts are so deducted and withheld and timely remitted to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.6 Issuance of Company Earnout Shares.

(a) Within three (3) Business Days after the occurrence of a Company Triggering Event, TortoiseCorp III shall issue or cause to be issued to the Company Shareholders the following number of TortoiseCorp III Common Shares (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) as set forth on the Allocation Schedule (such issued TortoiseCorp III Common Shares, collectively, the “Company Earnout Shares”):

(i) Upon the occurrence of Company Triggering Event I, a one-time issuance of 2,500,000 Company Earnout Shares; and

(ii) Upon the occurrence of Company Triggering Event II, a one-time issuance of 2,500,000 Company Earnout Shares.

(b) In the event there is a Company Sale during the Company Earnout Period pursuant to which TortoiseCorp III or its stockholders have the right to receive consideration implying a value per TortoiseCorp III Common Share (as agreed in good faith by the TortoiseCorp III Board) that is greater than or equal to the applicable TortoiseCorp III VWAP price specified in Company Triggering Event I or Company Triggering Event II, any Company Earnout Shares that have not previously issued in accordance with Section 2.6(a)(i) or Section 2.6(a)(ii), as applicable, shall be issued immediately prior to the closing of such Company Sale, and the Company Shareholders shall be eligible to participate in such Company Sale with respect to the Company Earnout Shares deemed issued pursuant to this Section 2.6(b) on the same terms, and subject to the same conditions, as apply to the holders of TortoiseCorp III Common Shares generally. Upon the consummation of a Company Sale, the Company Earnout Period shall terminate and the Company Shareholders shall have no further right to receive or earn the Company Earnout Shares other than in accordance with this Section 2.6(b) with respect to such Company Sale.

(c) Any issuance of Company Earnout Shares is intended to be treated as an adjustment to the consideration paid in the Merger that is subject to Section 354 of the Code (or any comparable or similar provisions of applicable state or local Law), except to the extent otherwise required by applicable Law (including, for the avoidance of doubt, with respect to any amounts required to be treated as interest pursuant to Section 483 of the Code).

(d) When issued, the Company Earnout Shares will be duly authorized, validly issued, fully paid and non-assessable, will not be issued in violation of the Governing Documents of TortoiseCorp III or any other Contract to which TortoiseCorp III is party or bound, will not be issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and will have been offered, sold and issued in compliance with applicable Law, including Securities Laws. To the extent not otherwise required by Law, such Company Earnout Shares will be issued through the facilities of the Depository Trust Company, without bearing any restrictive legend thereon; provided, that if the TortoiseCorp III Common Shares issued as Transaction Share Consideration are still subject to restrictions on transfer as of the date such Company Earnout Shares are issued, such restrictions on transfer shall also be applicable to the Company Earnout Shares.

Section 2.7 CSR Escrow. At or prior to the Closing, TortoiseCorp III, Jereme Kent, and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to TortoiseCorp III and the Company), as escrow agent (the “CSR Escrow Agent”), shall enter into an escrow agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to TortoiseCorp III and Jereme Kent (the “CSR Escrow Agreement”), pursuant to which TortoiseCorp III shall deposit with the CSR Escrow Agent the Kent CSR Shares (the “CSR Escrow Shares”) to be held in a segregated escrow account (the “CSR Escrow Account”) and disbursed in accordance with the terms of the Contingent Stock Rights Agreement and the CSR Escrow Agreement. For the avoidance of doubt, dividends or distributions, if any, shall accumulate in the CSR Escrow Account for so long as any CSR Escrow Shares are held within the CSR Escrow Account.

Section 2.8 Sponsor Earnout Shares.

(a) General. In accordance with the Sponsor Letter Agreement, the Sponsor has agreed that, effective upon the Closing, the Sponsor will subject 2,250,000 TortoiseCorp III Common Shares owned by Sponsor (the “Sponsor Earnout Shares”) to forfeiture if the Sponsor Triggering Event does not occur during the Sponsor Earnout Period, with such Sponsor Earnout Shares vesting (and therefore no longer subject to forfeiture) pursuant to the terms of this Section 2.8. Until the occurrence of the Sponsor Triggering Event, certificates representing the Sponsor Earnout Shares shall bear a legend referencing that they are subject to forfeiture pursuant to the provisions of this Agreement; provided, however, that upon the vesting of any Sponsor Earnout Shares in accordance with the terms herein, TortoiseCorp III shall immediately cause the removal of such legend.

(b) Vesting.

(i) The Sponsor Earnout Shares shall immediately become fully vested upon the earlier to occur of: (A) the occurrence of the Sponsor Triggering Event, or (B) the expiry of the Sponsor Earnout Period.

(ii) In the event there is a Company Sale during the Sponsor Earnout Period pursuant to which TortoiseCorp III or its stockholders have the right to receive consideration implying a value per TortoiseCorp III Common Share (as agreed in good faith by those individuals who are (or were) both members of the Sponsor and officers of TortoiseCorp III (in each case determined as of the date hereof) and hold not less than a majority of the Sponsor Earnout Shares and the TortoiseCorp III Board) that is greater than or equal to the TortoiseCorp III VWAP price specified in the Sponsor Triggering Event, then the Sponsor Triggering Event shall be deemed to have occurred.

(c) Adjustment. If, and as often as, the outstanding TortoiseCorp III Common Shares are changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event after the date hereof, then the number of Sponsor Earnout Shares to be surrendered pursuant to this Section 2.8 and the TortoiseCorp III VWAP price specified with respect to the Sponsor Triggering Event will, in each case, be equitably adjusted to reflect such change.

Section 2.9 Appraisal and Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Company Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a Company Shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Shareholders”) shall not be converted into or be exchangeable for the right to receive such Dissenting Shareholder’s portion of the Transaction Share Consideration pursuant to Section 2.1(e)(vii), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each of such holder’s Company Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the applicable portion of the Transaction Share Consideration pursuant to Section 2.1(e)(vii), without interest. The Company shall give TortoiseCorp III prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company Shareholders’ rights of appraisal. The Company shall not, except with the prior written consent of TortoiseCorp III, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING

TO THE GROUP COMPANIES

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to TortoiseCorp III as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company and the Company Shareholders Agreement have been made available to TortoiseCorp III, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Shareholders Agreement are in full force and effect, and the Company is not in material breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Shareholders Agreement.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding and, (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable and there is no other capital stock of the Company outstanding. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or the Company Shareholders Agreement or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. The Company has no undisclosed outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company, and no obligation of the Company, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b) The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Shareholders Agreement). Except for the Company Shareholders Agreement, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(d) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness for borrowed money of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof, and any related Liens. As of the date of this Agreement, the Company is not aware of any material defaults or events of defaults that have occurred and are continuing under such Indebtedness. As of the Closing, the Company is not aware of any events or circumstances that with notice or the passage of time would constitute a material default or event of default under any such Indebtedness (except for a lender waiver of such default that is disclosed on Section 3.2(e) of the Company Disclosure Schedules). Except as set forth on Section 3.2(e) of the Company Disclosure Schedules, none of the Group Companies has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or that are convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Group Company on any matter.

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

Section 3.3 Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Shareholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to TortoiseCorp III (i) a true and complete copy of the audited consolidated balance sheets of the Group Companies as of December 31, 2020 and December 31, 2021 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for each of the periods then ended, together with all related notes and schedules thereto, and (ii) the unaudited consolidated balance sheet of the Group Companies as of June 30, 2023 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for the period then ended, together with all related notes and schedules thereto (clauses (i) and (ii), collectively, the “Financial Statements”), each of which is attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The audited consolidated balance sheet of the Group Companies as of December 31, 2021, and December 31, 2022 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for each of the periods then ended (and the notes thereto) (the “Closing Company Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(c) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(d) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects and the transactions reflected therein shall be bona fide transactions.

(e) Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the incorporation of the Company, no Group Company has determined or otherwise received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(f) Except as set forth on Section 3.4(f) of the Company Disclosure Schedule, none of the Group Companies has applied for or obtained a loan or second draw pursuant to the PPP. To the extent that any of the Group Companies has applied for relief under the CARES Act, it has done so in all material respects in accordance with the terms, conditions and other requirements of the CARES Act and guidance published by the agencies responsible for delivering such relief. Copies of all applications and, as applicable, evidence of repayment or forgiveness (with supporting documentation) for CARES Act relief have been made available to TortoiseCorp III.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent from any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger, or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent (other than the Company Preferred Shares), cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above (other than with respect to Contracts governing Indebtedness), as would not have a Company Material Adverse Effect.

Section 3.6 Permits. Each of the Group Companies has all material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted. Except as is not and would not reasonably be expected to be material to any Group Companies, (i) each material Permit has been duly and validly obtained by the applicable Group Company and is in full force and effect in accordance with its terms, (ii) no written notice of revocation, cancellation or termination of any material Permit has been received by any Group Company, (iii) to the knowledge of the Company, none of such material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (iv) there are no Proceedings pending or threatened in writing that would reasonably be expected to result in the revocation, cancellation or termination of any such material Permit and (v) each Group Company is in compliance with all material Permits applicable to such Group Company. Each of the generating facilities owned or operated by a Group Company is registered with the Federal Energy Regulatory Commission as a “qualifying facility” as defined in 18 C.F.R. § 292.101(b)(1).

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a true and complete list of the following Contracts, other than this Agreement and the Ancillary Documents, to which a Group Company is a party or by which any of its properties or assets may be bound, subject or affected (each a “Material Contract”):

(i) any agreement which creates or imposes a non-contingent forward Liability to a non-Group Company greater than $1,000,000;

(ii) any Contract for the sale of electricity, capacity, ancillary services, or renewable energy credits with a value greater than $250,000;

(iii) any Contract with (A) a Significant Customer, other than those that, if breached or terminated by a party thereto, would not individually or in the aggregate materially impact the financial condition or results of operations or business of a Group Company, or (B) a Significant Supplier involving the purchase or sale of any inventory, goods or services with a value greater than $250,000;

(iv) any Contract with a Governmental Entity in which such Governmental Entity is a customer of, or receiving services from, any Group Company;

(v) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person (other than any Affiliates of the Company) in excess of $250,000;

(vi) any joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $250,000 over the life of the Contract;

(vii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of TortoiseCorp III or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, TortoiseCorp III or any of its Affiliates after the Closing;

(viii) any Contract with any Person (A) pursuant to which any Group Company (or TortoiseCorp III or any of its Affiliates after the Closing) may be required to pay royalties or other contingent payments based on any research, development, sale, distribution or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any material Company Product or any material Company Owned Intellectual Property;

(ix) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets other than equipment to be incorporated into a project in the ordinary course of business or business of any other Person involving consideration in excess of $500,000 (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(x) any Contract that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xi) is otherwise material to any Group Company and outside of the ordinary course of business and not described in clauses (i) through (x) above; and

(xii) any commitment to enter into any Material Contract of the type described in clauses (i) through (xi) of this Section 3.7(a).

(b) True, correct and complete copies of the Material Contracts (including all material modifications, amendments and supplements thereto) have been delivered to or made available to TortoiseCorp III or its agents or representatives.

(c) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.

(d) Since the Lookback Date, (i) no Group Company has received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any Material Contract and (ii) no Significant Customer has exercised its buy-out option under any power purchase agreement or similar Contract.

(e) To the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by the applicable Group Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 3.8 Absence of Changes. During the period beginning on December 31, 2022, and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly required by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of TortoiseCorp III if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iv), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xv), Section 5.1(b)(xvi), Section 5.1(b)(xviii), Section 5.1(b)(xix), or Section 5.1(b)(xxiv) (to the extent related to any of the foregoing).

Section 3.9 Litigation. There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to any Group Company. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and for the last three (3) years has conducted) its business in compliance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any communication from any Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided TortoiseCorp III with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered, including, as applicable: (i) all current plan documents governing such plan and all amendments thereto (or, to the extent unwritten, a summary of its material terms); (ii) the current summary plan description and any summaries of material modifications thereto; (iii) the most recent annual report filed with the Internal Revenue Service (Form 5500-series) including all schedules and attachments thereto; (iv) each current related trust agreement or other funding arrangement (including insurance policies and stop loss insurance policies); (v) the most recent determination, advisory, or opinion letter from the Internal Revenue Service; and (vi) the most recent compliance testing results, including nondiscrimination testing, and (vii) all material, non-routine notices from or correspondence with any Governmental Entity relating to an Employee Benefit Plan received in the past three (3) years relating to any matter that has or could result in a material Liability to any Group Company.

(b) No Group Company has any Liability (including any Liability on behalf of any ERISA Affiliate) with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered all material respects in compliance with its terms and with the applicable requirements of ERISA, the Code, and other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received or may reasonably rely upon a favorable determination or opinion or advisory letter from the Internal Revenue Service, and nothing has occurred that could reasonably be expected to cause the loss of such qualification. None of the Group Companies has incurred (whether or not assessed) any penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made or accrued according to GAAP (to the extent applicable).

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

(f) Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code, and no amount under any such Employee Benefit Plan has been or is expected to be subject to any interest or additional Taxes imposed under Section 409A of the Code. The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(g) No amount that could be received (whether in cash or property or the vesting of property) by any Person who could be a “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

Section 3.12 Environmental Matters.

(a) Each of the Group Companies are (and since the Lookback Date have been) in compliance in all material respects with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying in all material respects with all Permits required pursuant to Environmental Laws for the occupation of their facilities and the operation of their business.

(b) Each Permit required under Environmental Law for the development, design, construction, ownership, or operation of any projects in development by the Group Companies has been obtained by the Group Companies or, to the Company’s knowledge, will be obtained in due course and without unanticipated cost or adverse conditions prior to the time the same is required to be obtained under Environmental Law for the occupation of their facilities and the operation of their business, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) None of the Group Companies have received any notice, Order or communication from any Governmental Entity or any other Person regarding any material actual, alleged, or potential violation in any respect of, a failure to comply in any respect with, or Liability under, any Environmental Laws, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d) There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company pursuant to Environmental Laws.

(e) There has been no manufacture, release, treatment, storage, disposal, arrangement for or permitting the disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances that has given or would give rise to any material Liability pursuant to Environmental Laws for any Group Company.

The Group Companies have made available to TortoiseCorp III copies of all environmental audits, assessments, reports and other material environmental, health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of all currently issued or pending Company Registered Intellectual Property, including the (i) the record owner of such item, (ii) the jurisdictions in which such item has been issued or registered or filed, and (iii) the issuance, registration or application number and corresponding date, as applicable, for such item. There is no material unregistered Intellectual Property Rights owned by any Group Company, in each case, as of the date of this Agreement.

(b) As of the date of this Agreement, all necessary fees, maintenance, filings and renewals with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars as necessary to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies, in each case for any Intellectual Property Right, has been cancelled, abandoned, allowed to lapse or not renewed, except where the applicable Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement, no Group Company is currently in receipt of any written notice with respect to any alleged infringement or unlawful or improper use of any Intellectual Property Right owned or alleged to be owned by others. As of the date of this Agreement there are no Proceedings pending, including litigations, interference, re-examination, inter partes review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the material Company Registered Intellectual Property and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) Each Group Company exclusively owns all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), except for all non-exclusive licenses entered in the ordinary course of business consistent with past practice. For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company. For the avoidance of doubt, Continuum is offered under open-source licensing and thus, Company Owned Intellectual Property related to Continuum may be so affected by the open-source licensing.

(d) The Company has taken steps reasonable under the circumstances to maintain and protect all of the Intellectual Property Rights owned by the Company. No funding from any Governmental Entity or funding or facilities of a university, college, other educational institution or non-profit organization was used in the development of any Intellectual Property Rights owned by, or developed by or for a Group Company.

(e) Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by such Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or such Person was bound under applicable Law to equivalent limitations. Since the Lookback Date, there has not been any violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession of each Group Company, or violation of any written obligations with respect to such trade secrets, know-how or confidential information.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any material respect the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property.

(g) Neither the conduct of the business of the Group Companies nor any of the current Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any valid Intellectual Property Rights of any other Person in any material respect.

(h) Since the Lookback Date, there is no Proceeding pending nor has any Group Company received any written charge, complaint, claim, demand, notice or other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) claiming that any Group Company must take a license under or refrain from using any Intellectual Property Right or consider the applicability of any Intellectual Property Right to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property. Since the Lookback Date, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property.

(j) Each Group Company has obtained, possesses and is in material compliance with valid licenses to use all of the Software present on the Company IT Systems. Except with respect to open-source licensing of Continuum, no Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(k) The Company IT Systems and Company Data are in good working condition to effectively perform all information technology operations, are fully functional and operate and run in a reasonable and efficient business manner, and are reasonably sufficient in all material respects for the immediate needs of the Group Companies and Company Products, including as to capacity, scalability, and ability to meet current and anticipated peak volumes in a timely manner. Since the Lookback Date, there has been no failure, substandard performance, or any data loss involving any Company IT System that has caused a material disruption to the Group Companies. The Company IT Systems do not contain any malware or other processes or components intentionally designed to permit unauthorized access to, maliciously disable, encrypt or erase, or otherwise harm any Company IT Systems. Since the Lookback Date, the Group Companies have not received written notice of any audit in connection with any Material Contract pursuant to which they use any third-party Company IT System or Company Data.

(l) Except with respect to open-source licensing of Continuum, no Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a Company Product or is otherwise considered Company Owned Intellectual Property and that is distributed to Persons outside of the Group Companies or its employees or contractors, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements.

(m) Each item of Company Owned Intellectual Property or material Company Licensed Intellectual Property will be owned or available for use by an applicable Group Company immediately subsequent to the Closing on identical terms and conditions as such Company Owned Intellectual Property or Company Licensed Intellectual Property was owned or available for use by the Group Companies immediately prior to the Closing.

Section 3.14 Labor Matters.

(a) To their knowledge, none of the Group Companies has any material Liability for any past due wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses) to their current or former employees and independent contractors under applicable Law, Contract or company policy, or any fines, Taxes, interest, penalties or other sums for failure to pay or delinquency in paying such compensation in a timely manner. Since the Lookback Date, (i) none of the Group Companies has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b) Since the Lookback Date, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c) No Group Company is a party to or bound by any CBAs nor to the knowledge of the Company is there any duty on the part of any Group Company to bargain or consult with, or provide notice or information to, any labor organization, labor union, works council or other employee representative (each a “Union”) which is representing any employee of the Group Companies, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement. There are no CBAs or any other labor-related agreements or arrangements that pertain to any of the employees of the Group Companies; and no employees of any Group Company are represented by a Union. Since the Lookback Date, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of the Group Companies has made a demand for recognition, and there are no representation proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s knowledge, since the Lookback Date, there have been no pending or threatened labor organizing activities with respect to any employees of any Group Company.

(d) To the knowledge of Company, the Group Companies are and for the last three years have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of I-9s for all employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including WARN), COVID-19, workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(e) To the Company’s knowledge, no current or former employee or independent contractor of any Group Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the applicable Group Company.

(f) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past six (6) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to, arising out of or in connection with COVID-19.

(g) To the Company’s knowledge, no executive officer or senior or management-level employee of any of the Group Companies has given notice of termination of employment or otherwise disclosed plans to terminate employment with any of the Group Companies within the twelve (12) month period following the date hereof. No officer, director, executive, employee, contractor or agent of the Group Companies has been accused in writing or, to the Company’s knowledge, orally, of any sexual harassment, sexual assault, other similar misconduct or sexual discrimination or other discrimination, retaliation or related policy violation allegation in connection with his or her employment or engagement with the Group Companies or otherwise during the last five (5) years.

Section 3.15 Insurance. Section 3.14(g) of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to TortoiseCorp III. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Group Company, which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract (other than any Contract the primary subject matter of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements or arrangements (other than one that is included in a Contract entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each Group Company is tax resident only in its jurisdiction of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) No Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, made on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount or deferred revenue received on or prior to the Closing Date (other than deferred revenue or prepaid amounts collected by the Company in the ordinary course of business); or (vi) election described in Section 108(i) of the Code (or any successor federal provision or corresponding or similar provision of state, local or non-U.S. Law).

(o) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission of any TortoiseCorp III Party or any of their respective Affiliates, in each case, occurring after the date of this Agreement and not contemplated by this Agreement and/or any of the Ancillary Documents, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.17 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) and description or parcel ID of each parcel of Owned Real Property. With respect to each such parcel of Owned Real Property, (i) the applicable Group Company has good, valid and marketable indefeasible fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) to the extent in Group Company’s possession, the Company has delivered or made available to TortoiseCorp III true, complete and correct copies of the deeds and other instruments (as recorded) by which the applicable Group Company acquired such Owned Real Property, and copies of all title insurance policies in the possession of the Group Company and relating to the Owned Real Property, (iii) except as set forth in Section 3.18(a) of the Company Disclosure Schedules, no Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, and (iv) other than the right granted pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list of all Real Property Leases for Leased Real Property, including the date and name of the parties to such Real Property Lease document. True and complete copies of all such Real Property Leases have been made available to TortoiseCorp III (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases. Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, no Group Company has subleased, licensed, or otherwise granted any Person the right to use or occupy the Leased Real Property, or any portion thereof, subject to such Real Property Lease.

(c) Real Property Used in the Business. The Owned Real Property identified in Section 3.18(a) and the Leased Real Property identified in Section 3.18(b) of the Company Disclosure Schedules, comprise all of the material real property used or intended to be used in, or otherwise related to, the Group Companies’ business.

(d) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and tangible properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, including all buildings, structures, improvements, and fixtures located on any Leased Real Property which are owned by any of the Group Companies, free and clear of all Liens except for Permitted Liens, except for assets disposed of in the ordinary course of business and equipment assets less than $100,000.00 financed in the normal course of business, and except as set forth on Section 3.18(d) of the Company Disclosure Schedules.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts over $25,000 between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equity holder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Shareholder’s status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). Except as set forth on Section 3.19 of the Company Disclosure Schedules, no Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) Each Group Company does not knowingly collect or process Personal Data contrary to law, to each Group Company’s knowledge. The Company has safeguards in place that are sufficient to protect Personal Data and confidential information in the Company’s possession or control from unauthorized access by third Persons and to ensure that the operation of the businesses of each Group Company (including with respect to employee matters) are in compliance with all Privacy and Security Requirements in all material respects.

(b) There are no pending Proceedings, nor has there been any Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity or (iv) any regulatory or self-regulatory entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company is in violation of any applicable Privacy Laws.

(c) Since the Lookback Date, (i) there has been no material unauthorized access, use, acquisition or disclosure of Personal Data, or confidential business information in the possession or control of any Group Company or, to the Company’s knowledge, any third party service provider on behalf of any Group Company, and (ii) to the Company’s knowledge, there have been no unauthorized intrusions into or Security Breaches of any Group Company systems networks, communication equipment or other technology necessary for the operations of the Group Companies’ business. The Group Companies have not experienced any material successful unauthorized access to, use or modification of, or interference with Company IT Systems since the Lookback Date and none of the Group Companies is aware of any written or, to the knowledge of the Company, oral notices or complaints from any Person regarding such a Security Breach or incident. None of the Group Companies has received any written complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority) regarding any of the Group Companies’ Processing of Personal Data or compliance with applicable Privacy and Security Requirements. Since the Lookback Date, none of the Group Companies have provided or have been obligated to provide notice under any Privacy and Security Requirements to regarding any Security Breach or unauthorized access to or use of any Company IT System or Personal Data.

(d) Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. The Group Companies have a sufficient number of license seats for all Software included in the Company IT Systems.

(e) The Group Companies are and have been in compliance in all material respects with all applicable Privacy and Security Requirements since the Lookback Date.

(f) The Group Companies have implemented reasonable physical, technical and administrative safeguards to protect the privacy, operation, confidentiality, integrity and security of all Company IT Systems and Personal Data in their possession or control from unauthorized access by any Person, including each of the Group Companies’ employees and contractors.

Section 3.21 Customers and Suppliers.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, the Group Companies have no outstanding material disputes concerning its products and/or services with any customer who was one of the 10 largest customers of or to the Group Companies in the year ended December 31, 2022 (each, a “Significant Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Section 3.21(a) of the Company Disclosure Schedule. No Significant Customer has communicated in writing that it does not intend to continue as a customer of the applicable Group Company after the Closing or that it intends to terminate or materially modify existing Contracts with the applicable Group Company, nor does the Company have any knowledge of any Significant Customer’s intent to discontinue its relationship or materially modify or reduce existing Contracts.

(b) Except as set forth on Section 3.21(b) of the Company Disclosure Schedule, the Group Companies have no outstanding material disputes concerning products and/or services provided by any supplier or partner who either, (i) in the year ended December 31, 2022, was one of the 10 largest suppliers of products and/or services to or partner of the Company, based on amounts paid or payable with respect to such period (each, a “Significant Supplier”) or (ii) is a material data provider. Each Significant Supplier is listed on Section 3.21(b) of the Company Disclosure Schedule. The Group Companies have not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the applicable Group Company after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the applicable Group Company.

Section 3.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, in the past five (5) years, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws; (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) - (iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment, in each case in violation of any applicable Anti-Corruption Laws.

(c) To the Company’s knowledge, neither the Group Companies nor any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has been, in the past five (5) years, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws or Sanctions and Export Control Laws.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing TortoiseCorp III Holders or at the time of the TortoiseCorp III Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, TortoiseCorp III Parties and (ii) it has been furnished with or given access to such documents and information about TortoiseCorp III Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of TortoiseCorp III Party, any TortoiseCorp III Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the TortoiseCorp III Parties, any TortoiseCorp III Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY TORTOISECORP III PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY TORTOISECORP III PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY TORTOISECORP III PARTY OR ANY TORTOISECORP III NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY TORTOISECORP III PARTY OR ANY TORTOISECORP III NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE TORTOISECORP III PARTIES

(a) Subject to Section 8.8, except as set forth on the TortoiseCorp III Disclosure Schedules, or (b) except as set forth in any TortoiseCorp III SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each TortoiseCorp III Party hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification. Each TortoiseCorp III Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2 Authority. Each TortoiseCorp III Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the TortoiseCorp III Shareholder Approval, and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a TortoiseCorp III Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such TortoiseCorp III Party. This Agreement has been and each Ancillary Document to which a TortoiseCorp III Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such TortoiseCorp III Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such TortoiseCorp III Party (assuming this Agreement has been and the Ancillary Documents to which such TortoiseCorp III Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such TortoiseCorp III Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of TortoiseCorp III with respect to TortoiseCorp III’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement /

Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of NYSE to permit the TortoiseCorp III Common Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NYSE, (iv) such filings and approvals required in connection with the Domestication, (v) filing of the Certificate of Merger, (vi) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vii) the TortoiseCorp III Shareholder Approval or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a TortoiseCorp III Material Adverse Effect.

(b) Neither the execution, delivery or performance by TortoiseCorp III of this Agreement nor the Ancillary Documents to which TortoiseCorp III is or will be a party nor the consummation by TortoiseCorp III of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of TortoiseCorp III, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which TortoiseCorp III is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which TortoiseCorp III or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of TortoiseCorp III, except in the case of clauses (ii) through (iv) above, as would not have an TortoiseCorp III Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the TortoiseCorp III Disclosure Schedules (which fees shall be the sole responsibility of TortoiseCorp III, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of TortoiseCorp III for which TortoiseCorp III has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of TortoiseCorp III expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing TortoiseCorp III Holders or at the time of the TortoiseCorp III Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization of TortoiseCorp III.

(a) Section 4.6(a) of the TortoiseCorp III Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding TortoiseCorp III Shares and the TortoiseCorp III Warrants as of the date hereof. All outstanding Equity Securities of TortoiseCorp III (except to the extent such concepts are not applicable under the applicable Law of TortoiseCorp III’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Merger have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of TortoiseCorp III and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of TortoiseCorp III or under this Agreement or the Ancillary Documents) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the TortoiseCorp III Shares and TortoiseCorp III Warrants set forth on Section 4.6(a) of the TortoiseCorp III Disclosure Schedules (taking into account, any changes or adjustments to the TortoiseCorp III Shares and the TortoiseCorp III Warrants as a result of, or to give effect to, the Domestication and assuming that no TortoiseCorp III Shareholder Redemptions are effected and none of the Company Earnout Shares have been issued), immediately prior to Closing, there shall be no other outstanding Equity Securities of TortoiseCorp III.

(b) Prior to giving effect to the Merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by TortoiseCorp III. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, TortoiseCorp III does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and TortoiseCorp III, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require TortoiseCorp III, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and TortoiseCorp III, there is no obligation of TortoiseCorp III, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of TortoiseCorp III.

(d) Section 4.6(d) of the TortoiseCorp III Disclosure Schedules sets forth as of the date of this Agreement a list of: (i) its Subsidiaries and (ii) any Equity Securities it owns, directly or indirectly, in any Person.

(e) Section 4.6(e) of the TortoiseCorp III Disclosure Schedules sets forth as of the date of this Agreement a list of (i) all Indebtedness for borrowed money of TortoiseCorp III, including the principal amount of such Indebtedness, the outstanding balance, and the debtor and the creditor thereof and (ii) a good faith estimate of the aggregate amount of all other TortoiseCorp III Liabilities (including all such liabilities with respect to any business combinations or financing transactions contemplated by TortoiseCorp III other than the transactions contemplated by this Agreement).

Section 4.7 SEC Filings. TortoiseCorp III has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “TortoiseCorp III SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional TortoiseCorp III SEC Reports”). Each of the TortoiseCorp III SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional TortoiseCorp III SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the TortoiseCorp III SEC Reports or the Additional TortoiseCorp III SEC Reports (for purposes of the Additional TortoiseCorp III SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the TortoiseCorp III SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional TortoiseCorp III SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the TortoiseCorp III SEC Reports.

Section 4.8 Trust Account. As of the date of this Agreement, TortoiseCorp III has an amount in cash in the Trust Account equal to at least $357,000,000. The funds held in the Trust Account are held in trust pursuant to that certain Investment Management Trust Agreement, dated as of July 19, 2021 (the “Trust Agreement”), between TortoiseCorp III and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the TortoiseCorp III SEC Reports to be inaccurate in any material respect or, to TortoiseCorp III’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing TortoiseCorp III Holders who shall have elected to redeem their TortoiseCorp III Class A Shares pursuant to the Governing Documents of TortoiseCorp III or (iii) if TortoiseCorp III fails to complete a business combination within the allotted time period set forth in the Governing Documents of TortoiseCorp III and liquidates the Trust Account, subject to the terms of the Trust Agreement, TortoiseCorp III (in limited amounts to permit TortoiseCorp III to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of TortoiseCorp III) and then the Pre-Closing TortoiseCorp III Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of TortoiseCorp III and the Trust Agreement. TortoiseCorp III has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of TortoiseCorp III, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since July 19, 2021, TortoiseCorp III has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing TortoiseCorp III Holders who have elected to redeem their TortoiseCorp III Class A Shares pursuant to the Governing Documents of TortoiseCorp III, each in accordance with the terms of and as set forth in the Trust Agreement, TortoiseCorp III shall have no further obligation under either the Trust Agreement or the Governing Documents of TortoiseCorp III to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the TortoiseCorp III Disclosure Schedules sets forth all Contracts between (a) TortoiseCorp III, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either TortoiseCorp III or the Sponsor, on the other hand (each Person identified in this clause (b), a “TortoiseCorp III Related Party”), other than (i) Contracts with respect to a TortoiseCorp III Related Party’s employment with, or the provision of services to, TortoiseCorp III entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts with respect to a Pre-Closing TortoiseCorp III Holder’s or a holder of TortoiseCorp III Warrants’ status as a holder of TortoiseCorp III Shares or TortoiseCorp III Warrants, as applicable, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.9 or entered into in accordance with Section 5.9. Except as set forth on Section 4.9 of the TortoiseCorp III Disclosure Schedules, no TortoiseCorp III Related Party (A) owns any interest in any material asset used in the business of TortoiseCorp III, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of TortoiseCorp III or (C) owes any material amount to, or is owed any material amount by, TortoiseCorp III. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “TortoiseCorp III Related Party Transactions”.

Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to TortoiseCorp III’s knowledge, threatened against any TortoiseCorp III Party that, if adversely decided or resolved, would be material to the TortoiseCorp III Parties, taken as a whole. None of the TortoiseCorp III Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any TortoiseCorp III Party pending against any other Person.

Section 4.11 Compliance with Applicable Law. Each TortoiseCorp III Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a TortoiseCorp III Material Adverse Effect.

Section 4.12 Business Activities.

(a) Since its incorporation, TortoiseCorp III has not conducted any business activities other than activities (i) in connection with or incidental or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incidental or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in TortoiseCorp III’s Governing Documents, there is no Contract binding upon any TortoiseCorp III Party or to which any TortoiseCorp III Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b) Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incidental or related to or incurred in connection with its incorporation or continuing corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of TortoiseCorp III’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) TortoiseCorp III has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of TortoiseCorp III’s financial reporting and the preparation of TortoiseCorp III’s financial statements for external purposes in accordance with GAAP and (ii) TortoiseCorp III has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to TortoiseCorp III is made known to TortoiseCorp III’s principal executive officer and principal financial officer by others within TortoiseCorp III.

(b) TortoiseCorp III has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, TortoiseCorp III has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding TortoiseCorp III Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of TortoiseCorp III, threatened against TortoiseCorp III by NYSE or the SEC with respect to any intention by such entity to deregister TortoiseCorp III Class A Shares or prohibit or terminate the listing of TortoiseCorp III Class A Shares on NYSE. TortoiseCorp III has not taken any action that is designed to terminate the registration of TortoiseCorp III Class A Shares under the Exchange Act.

(d) The TortoiseCorp III SEC Reports contain true and complete copies of the applicable TortoiseCorp III Financial Statements. The TortoiseCorp III Financial Statements (i) fairly present in all material respects the financial position of TortoiseCorp III as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited TortoiseCorp III Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) TortoiseCorp III has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for TortoiseCorp III’s and its Subsidiaries’ assets. TortoiseCorp III maintains and, for all periods covered by the TortoiseCorp III Financial Statements, has maintained books and records of TortoiseCorp III in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of TortoiseCorp III in all material respects.

(f) Since its incorporation, TortoiseCorp III has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of TortoiseCorp III to TortoiseCorp III’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of TortoiseCorp III to TortoiseCorp III’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of TortoiseCorp III who have a significant role in the internal controls over financial reporting of TortoiseCorp III.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the TortoiseCorp III Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the TortoiseCorp III Disclosure Schedules), (c) that are incurred in connection with or incidental or related to a TortoiseCorp III Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the TortoiseCorp III Financial Statements included in the TortoiseCorp III SEC Reports, none of the TortoiseCorp III Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15 Tax Matters.

(a) TortoiseCorp III has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and TortoiseCorp III has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) TortoiseCorp III has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) TortoiseCorp III is not currently the subject of a Tax audit or examination with respect to material Taxes. TortoiseCorp III has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) TortoiseCorp III has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any TortoiseCorp III Party, which agreement or ruling would be effective after the Closing Date.

(f) None of the TortoiseCorp III Parties is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) Each TortoiseCorp III Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h) None of the TortoiseCorp III Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that would reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of TortoiseCorp III, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Shareholder or any of their respective Affiliates, in each case, occurring after the date of this Agreement and not contemplated by this Agreement and/or any of the Ancillary Documents, that would reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.

Section 4.16 Compliance with International Trade & Anti-Corruption Laws.

(a) Since the Lookback Date, neither TortoiseCorp III nor, to TortoiseCorp III’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws; (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)—(iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Since the Lookback Date, neither TortoiseCorp III nor, to TortoiseCorp III’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person; (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.17 Investigation; No Other Representations.

(a) Each TortoiseCorp III Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each TortoiseCorp III Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each TortoiseCorp III Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.18 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING AND THE ANCILLARY DOCUMENTS, NONE OF THE TORTOISECORP III PARTIES, ANY TORTOISECORP III NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH TORTOISECORP III PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY TORTOISECORP III PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY TORTOISECORP III PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH TORTOISECORP III PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY TORTOISECORP III PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY TORTOISECORP III PARTY, ANY TORTOISECORP III NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) or Section 5.1(b) of the Company Disclosure Schedules, or as consented to in writing by TortoiseCorp III (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations and goodwill of the Group Companies, taken as a whole and (iii) use commercially reasonable efforts to maintain all insurance policies of the Group Companies, or substitutes therefor.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by TortoiseCorp III (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(iv), Section 5.1(b)(xii), Section 5.1(b)(xiv), Section 5.1(b)(xv), Section 5.1(b)(xvi), Section 5.1(b)(xvii), (xviii), or (xxiv) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities (other than the Series A Preferred Dividend as such Series A Preferred Dividend is required to be paid pursuant to the Company’s Governing Documents) of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, except, in each case, for acquisitions whose aggregate consideration (for all such acquisitions) is not greater than $500,000;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Shareholders Agreement;

(iv) (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or material properties of any Group Company, other than inventory or obsolete equipment or grants by any Group Company of non-exclusive rights in Intellectual Property Rights, in each case in the ordinary course of business, or (B) create, subject to or incur any Lien on any material assets or properties of any Group Company (other than Permitted Liens);

(v) transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of Company Shares in connection with the Crossover Financing;

(vi) incur, create or assume any Indebtedness for borrowed money, other than (A) ordinary course trade payables; (B) any Permitted Financing and (C) Indebtedness for working capital for fleet or working capital requirements incurred in the ordinary course of business;

(vii) (A) other than in the ordinary course of business consistent with past practice, amend, modify, cancel, repay or redeem any Indebtedness held by the Company or waive any such rights or (B) (i) fail to comply with the terms of Contracts relating to any Indebtedness for borrowed money and (ii) fail to promptly notify TortoiseCorp III of any default or event of default under any such Contracts;

(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans, guarantees or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(ix) except (x) as otherwise required by Law (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause or (y) be deemed or construed as permitting any Group Company to take any action that is prohibited by any other provision of this Section 5.1(b)), (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (E) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate WARN, or (F) (i) negotiate, modify, enter into, amend or extend any CBA or (ii) reorganize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries and the bargaining representative for any employees of the Group Companies;

(x) make, change or revoke any material election concerning Taxes, enter into any material closing (or similar) agreement, settle or compromise any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $1,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or TortoiseCorp III or any of its Affiliates after the Closing);

(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xv) make any Change of Control Payment that is not set forth on Section 3.2(f) of the Company Disclosure Schedules;

(xvi) (A) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract;

(xvii) enter into, renew, modify or revise any Company Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Company Related Party Transaction), other than any Permitted Financing;

(xviii) enter into any material new line of business outside of the business currently conducted by the Group Companies as of the date hereof (it being understood that this Section 5.1(b)(xviii) shall not restrict the Company from extending its business into new geographies);

(xix) make capital expenditures that are in the aggregate greater than $5,000,000, except to the extent such expenditures are specifically described on Section 5.1(b)(xix) of the Company Disclosure Schedule and except for any project related expenses of the Company incurred in the ordinary course of business consistent with past practice, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xx) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Group Companies;

(xxi) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

(xxii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1(b).

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give TortoiseCorp III, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, and (ii) and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, TortoiseCorp III)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall pay fifty percent (50%) of the HSR Act filing fee and the filing fee with the Federal Communications Commission; provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly following the date of this Agreement, and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. TortoiseCorp III shall promptly inform the Company of any communication between any TortoiseCorp III Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform TortoiseCorp III of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of TortoiseCorp III and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with TortoiseCorp III’s and the Company’s prior written consent. Nothing in this Section 5.2 shall obligate TortoiseCorp III or the Company to share copies of filings under the HSR Act.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the TortoiseCorp III Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any TortoiseCorp III Party) or TortoiseCorp III (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III, the opportunity to attend and participate in such meeting or discussion.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, TortoiseCorp III, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives (in their capacity as a representative of a TortoiseCorp III Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of the Company or any Group Company). TortoiseCorp III and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, TortoiseCorp III shall, subject to and without limiting the covenants and agreements, and the rights of the Company, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought against TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives, and the Company shall, subject to and without limiting the covenants and agreements, and the rights of TortoiseCorp III, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought against the Company, any Group Company or any of their respective Representatives; provided, however, that until the earlier of the Closing or termination of this Agreement in accordance with its terms, in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of TortoiseCorp III or, following the Closing, the Sponsor (in each case, not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for TortoiseCorp III or, following the Closing, the Sponsor to withhold, condition or delay its consent if any such settlement or compromise (A) prejudices the rights or defenses of any TortoiseCorp III Related Party or Representative thereof that is and remains party to such Transaction Litigation and any such TortoiseCorp III Related Party does not receive a legally binding, full, unconditional and irrevocable release, (B) provides for (x) the payment of cash any portion of which is directly payable by TortoiseCorp III (other than following the Closing), any TortoiseCorp III Related Party or Representative thereof, unless TortoiseCorp III, such TortoiseCorp III Related Party or Representative thereof, as applicable, has consented in writing to such provision or (y) any non-monetary, injunctive, equitable or similar relief against TortoiseCorp III (other than following the Closing) or any TortoiseCorp III Related Party or any of their respective Representatives or (C) contains an admission of wrongdoing or Liability by TortoiseCorp III (other than following the Closing) or an TortoiseCorp III Related Party or any of its or their Representatives). Without limiting the generality of the foregoing, in no event shall TortoiseCorp III, any of the TortoiseCorp III Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference and under which each Group Company agrees to be bound; provided, that notwithstanding anything to the contrary in the Confidentiality Agreement, TortoiseCorp III hereby acknowledges and agrees that the Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby or hereby. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall provide, or cause to be provided, to TortoiseCorp III and its Representatives (x) upon reasonable advance written notice, during normal business hours reasonable access to the properties, projects, directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) and (y) with complete copies of all internal financial reports of the Company and its Subsidiaries prepared by the Company in the ordinary course of business promptly after completion of such reports. Notwithstanding the foregoing, none of the Group Companies shall be required to provide to TortoiseCorp III or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and TortoiseCorp III, any TortoiseCorp III Party, any TortoiseCorp III Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, TortoiseCorp III shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the TortoiseCorp III Parties (in a manner so as to not interfere with the normal business operations of the TortoiseCorp III Parties). Notwithstanding the foregoing, TortoiseCorp III shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any TortoiseCorp III Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any TortoiseCorp III Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any TortoiseCorp III Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), TortoiseCorp III shall use, and shall cause the other TortoiseCorp III Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a TortoiseCorp III Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that TortoiseCorp III shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of, prior to the Closing, the Company and TortoiseCorp III or, after the Closing, TortoiseCorp III; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any TortoiseCorp III Party, or TortoiseCorp III, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with TortoiseCorp III and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities, provided that the recipients of such information are subject to customary confidentiality obligations prior to the receipt of such information.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and TortoiseCorp III prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. As promptly as practicable after the execution of this Agreement, TortoiseCorp III shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and TortoiseCorp III shall consider such comments in good faith. The Company, on the one hand, and TortoiseCorp III, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or TortoiseCorp III, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), TortoiseCorp III shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, including all information related to the Company and any financial statements required thereby. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that the Domestication shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and TortoiseCorp III shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cause the Domestication to so qualify. The Parties intend that the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code, and each Party shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cause the Merger to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) TortoiseCorp III, Merger Sub, and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Merger qualifying for the Intended Tax Treatment, and (B) in the case of TortoiseCorp III, the Domestication qualifying for the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted, TortoiseCorp III and the Company shall deliver to Ellenoff Grossman & Schole LLP and Nelson Mullins Riley & Scarborough LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, TortoiseCorp III shall request Ellenoff Grossman & Schole LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, the Company shall request Nelson Mullins Riley & Scarborough LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or Tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any audit or Tax proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing TortoiseCorp III Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of TortoiseCorp III’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F income” under Section 951 of the Code for such taxable period, and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(c) TortoiseCorp III Taxable Year. The Parties agree to treat the taxable year of TortoiseCorp III as ending on December 31 for U.S. federal income tax purposes.

(d) Transfer Taxes. The Surviving Company shall be responsible for any sales, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Domestication, the Merger or the other transactions contemplated by this Agreement.

Section 5.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and, with respect to clauses (iii) and (iv), the Company’s current or future parent entity, Affiliate, or Subsidiary, and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, seek, entertain, encourage (including by means of furnishing or disclosing information), facilitate, endorse, recommend, accept, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (whether formal or informal, written, oral or otherwise) with respect to a Company Acquisition Proposal; (ii) furnish or provide any non-public information or documents to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into, participate in or continue in any discussions or negotiations with any third party in connection with or related to, or approve, accept, or enter into any letter of intent, term sheet or Contract or other arrangement or understanding regarding, any Company Acquisition Proposal; (iv) prepare, submit, file or take any steps in connection with a public or other offering or sale of any Equity Securities of any Group Company (or any Affiliate, current or future parent entity or successor of any Group Company), including making any filings or confidential submissions to the SEC related thereto; (v) consummate any Company Acquisition Proposal or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) terminate, and cause each of its parent entities, Affiliates and Subsidiaries, and its and their Representatives to terminate, any and all existing discussions or negotiations with any Person or group of Persons other than TortoiseCorp III and its Affiliates regarding a Company Acquisition Proposal, (B) notify TortoiseCorp III promptly upon receipt of any Company Acquisition Proposal by any Group Company or Affiliate or any officer, director, equity holder, employee or other Representative, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and to provide a copy of any such Company Acquisition Proposal, if extended in writing, and (C) keep TortoiseCorp III reasonably informed on a current basis of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the TortoiseCorp III Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a TortoiseCorp III Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a TortoiseCorp III Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an TortoiseCorp III Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any TortoiseCorp III Party (or any Affiliate or successor of TortoiseCorp III); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. TortoiseCorp III agrees to (A) notify the Company promptly upon receipt of any TortoiseCorp III Acquisition Proposal by any TortoiseCorp III Party, and to describe the material terms and conditions of any such TortoiseCorp III Acquisition Proposal in reasonable detail (including the identity of any person or entity making such TortoiseCorp III Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, TortoiseCorp III and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either TortoiseCorp III or the Company, as applicable), and TortoiseCorp III shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of TortoiseCorp III which will be included therein as a prospectus and which will be used for the TortoiseCorp III Shareholders Meeting to adopt and approve (as applicable) the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by TortoiseCorp III’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of TortoiseCorp III and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements (audited and unaudited) of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC and to cause the Group Companies’ independent auditor to deliver the required audit opinions and consents); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. TortoiseCorp III, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of TortoiseCorp III to the SEC or NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any TortoiseCorp III Party, the Company, or, in the case of the Company, TortoiseCorp III, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of TortoiseCorp III, the Company, or, in the case of the Company, TortoiseCorp III (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) TortoiseCorp III shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing TortoiseCorp III Holders. TortoiseCorp III shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of TortoiseCorp III Shares for offering or sale in any jurisdiction, and TortoiseCorp III and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 TortoiseCorp III Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, TortoiseCorp III shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold an extraordinary general meeting of its shareholders (the “TortoiseCorp III Shareholders Meeting”) in accordance with the Governing Documents of TortoiseCorp III, for the purposes of obtaining the TortoiseCorp III Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an TortoiseCorp III Shareholder Redemption. TortoiseCorp III shall, through unanimous approval of its board of directors, recommend to its shareholders (the “TortoiseCorp III Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Domestication and the Merger) (the “Business

Combination Proposal”); (ii) the approval of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the TortoiseCorp III Common Shares in connection with the transactions contemplated by this Agreement as required by NYSE listing requirements (the “NYSE Proposal”); (iv) the adoption and approval of the TortoiseCorp III Certificate of Incorporation (the “Charter Proposal”) and the adoption and approval of the amendments to the Governing Documents of TortoiseCorp III contemplated by the TortoiseCorp III Certificate of Incorporation and the TortoiseCorp III Bylaws (the “Governing Document Proposals”); (v) the adoption and approval of the TortoiseCorp III Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vi) the election of directors to the TortoiseCorp III Board as contemplated by Section 5.16; (vii) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by TortoiseCorp III and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the TortoiseCorp III Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (ix) together, the “Transaction Proposals”); provided, that TortoiseCorp III may postpone or adjourn the TortoiseCorp III Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the TortoiseCorp III Shareholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that TortoiseCorp III has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing TortoiseCorp III Holders prior to the TortoiseCorp III Shareholders Meeting; provided that, without the consent of the Company, in no event shall TortoiseCorp III adjourn the TortoiseCorp III Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The TortoiseCorp III recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, including if the failure to change, qualify, withdraw or otherwise modify the TortoiseCorp III Board’s recommendation (a “Change in Recommendation”) would be inconsistent with the directors’ fiduciary duties under applicable Law, in which case, the TortoiseCorp III Board may make such a Change in Recommendation, TortoiseCorp III covenants that none of the TortoiseCorp III Board or TortoiseCorp III nor any committee of the TortoiseCorp III Board shall change, qualify, withdraw or modify, or propose publicly or by formal action of the TortoiseCorp III Board, any committee of the TortoiseCorp III Board or TortoiseCorp III to change, qualify, withdraw or modify, in a manner adverse to the Company, the TortoiseCorp III Board Recommendation or any other recommendation by the TortoiseCorp III Board or TortoiseCorp III of the proposals set forth in the Registration Statement / Proxy Statement.

Section 5.9 Merger Sub Shareholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, TortoiseCorp III, as the sole shareholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10 Conduct of Business of TortoiseCorp III. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, TortoiseCorp III shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication), as required by applicable Law, as set forth on Section 5.10 of the TortoiseCorp III Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to, or waive any provisions of, the Trust Agreement, Warrant Agreement or the Governing Documents of any TortoiseCorp III Party or any of its Subsidiaries (other than in connection with an extension of TortoiseCorp III’s deadline to complete its initial Business Combination in accordance with TortoiseCorp III’s Governing Documents (a “Charter Extension Amendment”));

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of TortoiseCorp III or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of TortoiseCorp III or any of its Subsidiaries, as applicable (other than redemptions from the Trust Account that are required pursuant to TortoiseCorp III’s Governing Documents);

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create or assume any Indebtedness or other Liability, except for Indebtedness for borrowed money in an amount not to exceed $1,250,000 in the aggregate;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, TortoiseCorp III or any of its Subsidiaries;

(f) issue any Equity Securities of TortoiseCorp III or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of TortoiseCorp III or any of its Subsidiaries, other than issuances of TortoiseCorp III Warrants to the Sponsor for repayment of loans made by the Sponsor to TortoiseCorp III;

(g) enter into, renew, modify or revise any TortoiseCorp III Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a TortoiseCorp III Related Party Transaction), other than (x) loans made by the Sponsor to TortoiseCorp III and (y) issuances of TortoiseCorp III Warrants to the Sponsor for repayment of loans made by the Sponsor to TortoiseCorp III;

(h) enter into any new line of business outside of the business currently conducted by TortoiseCorp III and its Subsidiaries as of the date hereof;

(i) make, change or revoke any material election concerning Taxes, enter into any material closing (or similar) agreement, settle or compromise any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(l) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment; or

(m) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any TortoiseCorp III Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any TortoiseCorp III Party from using the funds held by TortoiseCorp III outside the Trust Account to pay any TortoiseCorp III Expenses or TortoiseCorp III Liabilities or from otherwise distributing or paying over any funds held by TortoiseCorp III outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11 NYSE Listing. TortoiseCorp III shall use its reasonable best efforts to cause: (a) TortoiseCorp III’s initial listing application with NYSE in connection with the transactions contemplated by this Agreement to have been approved; (b) TortoiseCorp III to satisfy all applicable initial and continuing listing requirements of NYSE; and (c) the TortoiseCorp III Common Shares and CSRs issuable in accordance with this Agreement, including the Domestication and the Merger, to be approved for listing on NYSE (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time. For the avoidance of doubt, no amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any TortoiseCorp III Party or any of its Subsidiaries that are adverse to TortoiseCorp III, the Sponsor or Sponsor’s Affiliates in any material respect shall be required for TortoiseCorp III to satisfy the conditions set forth in this Section 5.11.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, TortoiseCorp III shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of TortoiseCorp III pursuant to the TortoiseCorp III Shareholder Redemption, (B) pay the amounts due to the underwriters of TortoiseCorp III’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, if applicable, and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to TortoiseCorp III in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Transaction Support Agreements; Company Shareholder Approval; Private Placement Warrants Termination Agreement.

(a) As promptly as reasonably practicable (and in any event within one calendar day) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to TortoiseCorp III the Transaction Support Agreements duly executed by each Supporting Company Shareholder.

(b) As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to TortoiseCorp III a true and correct copy of a written consent (in form and substance reasonably satisfactory to TortoiseCorp III) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Shareholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Shareholders Agreement (the “Company Shareholder Written Consent”). The Company, through its board of directors, shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger).

(c) Reserved.

(d) As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to TortoiseCorp III pursuant to Section 2.3 or (y) the time at which the Company is required to deliver to the Allocation Schedule to TortoiseCorp III pursuant to Section 2.3), the Company shall either (i) obtain and deliver to TortoiseCorp III a true and correct copy of a written consent (in form and substance reasonably satisfactory to TortoiseCorp III) approving the Allocation Schedule (and calculations and determinations therein) that is duly executed by the Company Shareholders holding the requisite number of Company Shares required to approve such matter in accordance with the DGCL, the Company’s Governing Documents, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares or (ii) amend or otherwise modify, or cause to be amended or otherwise modified, the Governing Documents of the Company, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares, in each case, solely to the extent necessary for the Allocation Schedule (and the calculations and determinations therein) to comply with clause (C) of Section 2.3 and otherwise in a form and substance reasonably satisfactory to TortoiseCorp III.

(e) As promptly as reasonably practicable following the date of this Agreement, TortoiseCorp III shall deliver, or cause to be delivered, to the Company, in a form reasonably acceptable to the Company, an agreement to terminate the Hennessy Warrants (the “Private Placement Warrants Termination Agreement”) duly executed by Sponsor and Hennessy.

Section 5.14 TortoiseCorp III Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each TortoiseCorp III Party, as provided in the applicable TortoiseCorp III Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) TortoiseCorp III will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, TortoiseCorp III shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable TortoiseCorp III Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of TortoiseCorp III’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any TortoiseCorp III Party (the “TortoiseCorp III D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such TortoiseCorp III D&O Person was a director or officer of any TortoiseCorp III Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) TortoiseCorp III shall not have any obligation under this Section 5.14 to any TortoiseCorp III D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such TortoiseCorp III D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of six (6) years after the Effective Time, TortoiseCorp III shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the TortoiseCorp III Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under TortoiseCorp III’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, TortoiseCorp III may purchase, at or prior to the Closing, and TortoiseCorp III shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, an extended reporting period or tail insurance policy that affords coverage which is no less favorable in the aggregate to the insured than the coverage provided under TortoiseCorp III’s directors’ and officers’ liability insurance policies as of the date of this Agreement. In either event, TortoiseCorp III shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by TortoiseCorp III prior to the date of this Agreement and, in such event, TortoiseCorp III shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by TortoiseCorp III prior to the date of this Agreement.

(d) If TortoiseCorp III or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of TortoiseCorp III shall assume all of the obligations set forth in this Section 5.14.

(e) The TortoiseCorp III D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of TortoiseCorp III.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) TortoiseCorp III will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, TortoiseCorp III shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of TortoiseCorp III or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company and TortoiseCorp III shall use commercially reasonable efforts to ensure that the directors’ and officers’ liability insurance of TortoiseCorp III from and after the Closing will provide directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. If TortoiseCorp III is unable to secure such coverage under its directors’ and officers’ liability insurance then the Company may purchase, at or prior to the Closing, and TortoiseCorp III shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, TortoiseCorp III or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, TortoiseCorp III or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d) If TortoiseCorp III or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of TortoiseCorp III shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of TortoiseCorp III.

Section 5.16 Post-Closing Directors and Officers.

(a) TortoiseCorp III shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time, the TortoiseCorp III Board will consist of seven (7) directors: (two) persons that are designated by TortoiseCorp III prior to the Closing; five (5) persons designated by the Company prior to the

Closing, at least four (4) of whom shall be required to qualify as an independent director under the NYSE rules; provided that the applicable Party shall only designate Person(s) eligible to serve as a director on the TortoiseCorp III Board in accordance with the applicable corporate governance standards and qualifications set forth by NYSE and any SEC rules, regulations or provisions related to individuals serving on the board of directors of a public company.

(b) The individual serving as the chief executive officer of the Company immediately after the Closing will be the same individual (in the same office) as that of the Company immediately prior to the Closing. In the event that such chief executive officer is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as the chief executive officer, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing TortoiseCorp III Holders, Tortoise Corp III and the Company may designate another individual to replace such individual to serve as such chief executive officer. The Company may appoint additional qualified persons to serve as officers in other capacities immediately prior to Closing and, in which case, such additional officers shall be the same individuals (and in the same office) immediately following the Closing.

Section 5.17 PCAOB Financials.

(a) As promptly as reasonably practicable, the Company shall deliver to TortoiseCorp III (i) the Closing Company Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, TortoiseCorp III in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by TortoiseCorp III with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18 FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to TortoiseCorp III (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to TortoiseCorp III, (b) a statement in accordance with the requirements of Treasury Regulations Section 1.1445-2(b)(2) from the Company certifying that it is not a “foreign person” as defined in Section 1445(f)(3) of the Code and (c) an IRS Form W-9 duly executed by the Company.

Section 5.19 TortoiseCorp III Incentive Equity Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the TortoiseCorp III Board shall approve and adopt an equity incentive plan, substantially in the form as the Company and TortoiseCorp III mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or TortoiseCorp III, as applicable) (the “TortoiseCorp III Incentive Equity Plan”), in the manner prescribed under applicable Law, effective as of one day prior to the Closing Date, reserving for grant thereunder a number of TortoiseCorp III Common Shares to be mutually agreed by the Company and TortoiseCorp III. The TortoiseCorp III Incentive Equity Plan will provide that the TortoiseCorp III Common Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2024 fiscal year in an amount equal to a percentage of TortoiseCorp III Shares outstanding on the last day of the immediately preceding fiscal year to be mutually agreed by the Company and TortoiseCorp III or such lesser amount as determined by the administrator of the TortoiseCorp III Incentive Equity Plan.

Section 5.20 Financing Cooperation

(a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 7.1, in order to assist the Company in connection with any Permitted Financing, TortoiseCorp III shall, and shall cause its Affiliates and use commercially reasonable efforts to cause its and such Affiliates’ respective officers, employees, attorneys, agents and other Representatives to, upon the reasonable request of the Company, (a) promptly provide all documentation and other information required with respect to TortoiseCorp III and/or the Public Shareholders by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and a customary beneficial ownership certification, in each case, as reasonably requested by any financing source in connection with such Permitted Financing and to the extent reasonably available or accessible to TortoiseCorp III and (b) provide customary cooperation to the Company in connection with the arrangement, implementation and consummation of such Permitted Financing. For the avoidance of doubt, the Company’s ability to consummate any Permitted Financing and TortoiseCorp III’s compliance with this Section 5.20(a) shall not be construed as conditions to the consummation of the transactions contemplated by this Agreement.

(b) The Company shall promptly notify TortoiseCorp III of the details and descriptions of any Permitted Financing as such details become available and the Company agrees that the Transaction Share Consideration will not be adjusted or increased as the result of any equity issuances with respect to the Crossover Financing.

(c) From the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 7.1, TortoiseCorp III may, but shall not be required to, enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, the “Transaction Financing”) on such terms as TortoiseCorp III and the Company shall agree (such agreement not to be unreasonably withheld, conditioned or delayed) and, if requested by TortoiseCorp III, the Company shall, and shall cause its Representatives to, reasonably cooperate with TortoiseCorp III in connection with such Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser). Such Financing Agreements may include non-redemption agreements from existing Public Shareholders and backstop agreements and private placement subscription agreements (whether for equity or debt) with any investors. Purchaser and the Company shall use their commercially reasonable efforts to consummate the Transaction Financing in accordance with the Financing Agreements.

Section 5.21 Section 16 Matters. Prior to the Effective Time, TortoiseCorp III shall take all such steps (to the extent permitted under applicable Law) as are reasonable necessary to cause any acquisition or disposition of TortoiseCorp III Class A Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the transactions contemplated by this Agreement or the Ancillary Documents (including the Company Earnout Shares) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to TortoiseCorp III, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.22 Extension. TortoiseCorp III will exercise its right to extend TortoiseCorp III’s deadline to complete its initial business combination by three months at the Sponsor’s sole cost in the ordinary course as necessary. In the event TortoiseCorp III extends the deadline to complete its initial business combination, TortoiseCorp III shall use commercially reasonable efforts to not cause, directly or indirectly, a material diminishment of the assets of the Trust Account.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Shareholder Written Consent shall have been obtained;

(e) the Required TortoiseCorp III Shareholder Approval shall have been obtained;

(f) the Private Placement Warrants Termination Agreement shall have been obtained; and

(g) after giving effect to the transactions contemplated hereby, TortoiseCorp III shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2 Other Conditions to the Obligations of the TortoiseCorp III Parties. The obligations of the TortoiseCorp III Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by TortoiseCorp III (on behalf of itself and the other TortoiseCorp III Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a)) and the representations and warranties of the Company set forth in Section 3.16(o) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties of the Company set forth in Section 3.16(o)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) the Material Contracts listed on Section 6.2(d) of the Company Disclosure Schedules are in full force and effect, the applicable Group Company is not in material breach of, or default under, such Material Contracts and the applicable Group Company has not received any notice of any material breach or default under such Material Contracts; and

(e) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to TortoiseCorp III the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(d) are satisfied, in a form and substance reasonably satisfactory to TortoiseCorp III;

(ii) evidence reasonably acceptable to TortoiseCorp III that the Company has terminated, extinguished and cancelled in full any outstanding Company Convertible Securities and has consummated the Company Exchanges;

(iii) executed counterparts to all of the Ancillary Documents to which the Company or any Company Shareholder is a party;

(iv) payoff letters and any applicable Lien and other financing statement terminations (in form and substance reasonably satisfactory to TortoiseCorp III and drafts of which shall be delivered to TortoiseCorp III at least five (5) Business Days prior to the Closing Date) with respect to all Indebtedness identified on Section 6.2(e)(v) of the Company Disclosure Schedules, pursuant to which all such Indebtedness and all Liens with respect to the Company arising under such Indebtedness shall terminate.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the TortoiseCorp III Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) and the representations and warranties of the TortoiseCorp III Parties set forth in Section 4.15(h) shall be true and correct (without giving effect to any limitation as to “materiality” or “TortoiseCorp III Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the TortoiseCorp III Parties (other than the TortoiseCorp III Fundamental Representations and the representations and warranties of the TortoiseCorp III Parties set forth in Section 4.15(h)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “TortoiseCorp III Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an TortoiseCorp III Material Adverse Effect;

(b) the TortoiseCorp III Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing (except, for the avoidance of doubt, for the obligations set forth in Section 5.20);

(c) the TortoiseCorp III Common Shares to be issued in connection with the transactions contemplated by this Agreement (after giving effect, for the avoidance of doubt, to the Domestication and, including, for the avoidance of doubt, the TortoiseCorp III Common Shares to be issued pursuant to the Merger) shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

(d) the Domestication shall have been consummated on the Closing Date prior to the Effective Time;

(e) TortoiseCorp III shall have made all necessary arrangements to cause the Trustee to release all of the funds contained in the Trust Account available to TortoiseCorp III upon the Closing; and

(f) at or prior to the Closing, TortoiseCorp III shall have delivered, or caused to be delivered, to the Company the following documents:

(i) a certificate duly executed by an authorized officer of TortoiseCorp III, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) executed counterparts to all of the Ancillary Documents to which TortoiseCorp III, the Sponsor or any of their respective Affiliates is party.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the TortoiseCorp III Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by TortoiseCorp III’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of TortoiseCorp III and the Company;

(b) by TortoiseCorp III, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by TortoiseCorp III, and (ii) the Termination Date; provided, however, that none of the TortoiseCorp III Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any TortoiseCorp III Party has failed to perform any covenant or agreement on the part of such applicable TortoiseCorp III Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to TortoiseCorp III by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either TortoiseCorp III or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the earlier of (i) February 14, 2024 and (ii) the date that is the last date for TortoiseCorp III to consummate its initial Business Combination in accordance with TortoiseCorp III’s Governing Documents (after giving effect to any Charter Extension Amendment that TortoiseCorp III may obtain following the date hereof in its sole discretion) (such earlier date, the “Termination Date”); provided, that (x) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to TortoiseCorp III if any TortoiseCorp III Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (y) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either TortoiseCorp III or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f) by either TortoiseCorp III or the Company if the TortoiseCorp III Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, TortoiseCorp III’s shareholders have duly voted and the Required TortoiseCorp III Shareholder Approval was not obtained; or

(g) by TortoiseCorp III, if the Company does not deliver, or cause to be delivered to TortoiseCorp III (i) a Transaction Support Agreement duly executed by each Supporting Company Shareholder in accordance with Section 5.13(a) on or prior to the Transaction Support Agreement Deadline or (ii) the Company Shareholder Written Consent in accordance with Section 5.13(b) on or prior to the Company Shareholder Written Consent Deadline.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Confidentiality Agreement, any Transaction Support Agreement, or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Non-Survival. Other than those representations, warranties and covenants as provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) TortoiseCorp III and the Company prior to Closing and (b) TortoiseCorp III and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) TortoiseCorp III and the Company prior to the Closing and (b) TortoiseCorp III and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to TortoiseCorp III, to:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

Stephen Pang

E-mail:    vince.cubbage@trtlspac.com

Stephen.pang@ trtlspac.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Matthew A. Gray, Esq.

Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mgray@egsllp.com

sneuhauser@egsllp.com

(b) If to the Company, to:

One Energy Enterprises Inc.

12385 Township Road 215

Findlay, OH 45840

Attention:     Jereme Kent

Email:         contracts@oneenergyllc.com

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW

Suite 900

Washington, D.C., 20001

Attention:     Andrew M. Tucker

E-mail:         Andy.Tucker@nelsonmullins.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act shall apply to the Domestication and any claims related to internal affairs of TortoiseCorp III prior to the Domestication).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and TortoiseCorp III shall pay, or cause to be paid, all Unpaid TortoiseCorp III Expenses and (b) if the Closing occurs, then TortoiseCorp III shall pay, or cause to be paid, all Unpaid Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Annexes, Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Annexes, Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is not exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Annexes, Exhibits or Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to TortoiseCorp III, any documents or other materials posted to the electronic data room located at dataroom.myoneenergy.com under the name “2023 TRTL—OE SPAC FULL” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Schedules. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the TortoiseCorp III Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TortoiseCorp III Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TortoiseCorp III Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 5.16(b), Section 5.16(c), Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of TortoiseCorp III. For all purposes of this Agreement, the phrase “to the Company’s knowledge,” “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For all purposes of this Agreement, the phrase “to TortoiseCorp III’s knowledge” and “to the knowledge of TortoiseCorp III” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the TortoiseCorp III Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the TortoiseCorp III Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the TortoiseCorp III Non-Party Affiliates, in the case of TortoiseCorp III, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, TortoiseCorp III or any Non-Party Affiliate concerning any Group Company, any TortoiseCorp III Party, this Agreement or the transactions contemplated hereby.

Section 8.14 Extension; Waiver. The Company prior to the Closing and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the TortoiseCorp III Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the TortoiseCorp III Parties set forth herein or (c) waive compliance by the TortoiseCorp III Parties with any of the agreements or conditions set forth herein. TortoiseCorp III prior to the Closing and the Sponsor after the Closing may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR

ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of TortoiseCorp III, filed with the SEC (File No. 333-253586) on July 19, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that TortoiseCorp III has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of TortoiseCorp III’s public shareholders (including overallotment shares acquired by TortoiseCorp III’s underwriters, the “Public Shareholders”), and TortoiseCorp III may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of TortoiseCorp III entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between TortoiseCorp III or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with TortoiseCorp III or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with TortoiseCorp III or its Affiliates).

*    *    *    *    *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

TortoiseCorp III:

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

Merger Sub:

TRTL III MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

The Company:

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name: Jereme Kent
Title: CEO

Exhibit A

Form of Sponsor Letter Agreement

Exhibit B

Form of Registration Rights Agreement

Exhibit C

Form of Transaction Support Agreement

Exhibit D

Form of Contingent Stock Rights Agreement

Exhibit 10.1

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of August 14, 2023, is made by and among TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), those certain holders of TortoiseCorp III Class B Shares set forth on the signature pages hereto under “Other Class B Holders” (the “Other Class B Holders” and, together with the Sponsor, the “Class B Holders”), TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (“TortoiseCorp III”), and One Energy Enterprises Inc., a Delaware corporation (the “Company”), and, solely with respect to Section 5, the Persons set forth on the signature pages hereto under “Other Parties” (the “Other Parties” and, together with the Class B Holders, the “Letter Agreement Parties”). The Sponsor, the Other Class B Holders, TortoiseCorp III and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as hereinafter defined).

WHEREAS, as of the date hereof, the Class B Holders own more than the majority of the outstanding TortoiseCorp III Class B Shares; and

WHEREAS, concurrently with the execution of this Agreement, TortoiseCorp III, the Company and certain other parties are entering into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), which contemplates that, pursuant to this Agreement, among other things, (a) the Class B Holders will agree to vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the Merger) and (b) the Class B Holders will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of TortoiseCorp III or any other anti-dilution or similar protection with respect to all of the TortoiseCorp III Class B Shares.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. Each Class B Holder hereby agrees to vote during the term of this Agreement (or cause to be voted) at any meeting of the shareholders of TortoiseCorp III or adjournment or postponement thereof (each, a “Shareholders’ Meeting”), and in any action by written resolution of the shareholders of TortoiseCorp III (by taking all action necessary to grant legally effective consent thereto), all of such Class B Holder’s TortoiseCorp III Class B Shares and all other Equity Securities of TortoiseCorp III entitled to vote on the matter that such Class B Holder holds (if any), in each case, of record or beneficially as of the date of this Agreement, or of which such Class B Holder acquires record or beneficial ownership after the date hereof and prior to the record date for the Shareholders’ Meeting (such TortoiseCorp III Class B Shares and such other Equity Securities, collectively, the “Subject TortoiseCorp III Equity Securities”) in favor of the transaction proposals and against any action, proposal, transaction, agreement or other matter presented at the Shareholders’ Meeting that would reasonably be expected to (a) result in a breach of TortoiseCorp III’s covenants, agreements or obligations under the Business Combination Agreement, (b) cause any of the conditions to the Closing set forth in Sections 6.1 or 6.3 of the Business Combination Agreement not to be satisfied or (c) otherwise materially impede, materially interfere with, materially delay, materially discourage, materially and adversely affect or materially inhibit the timely consummation of, the transactions contemplated by the Business Combination Agreement.

2. Waiver of Anti-dilution Protection. Each Class B Holder hereby, solely in connection with and only for the purposes of the transactions contemplated in the Business Combination Agreement, (a) irrevocably waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of TortoiseCorp III (the “TortoiseCorp III Articles”), and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which any TortoiseCorp III Class B Shares held by him, her or it convert into TortoiseCorp III Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

3. Transfer of Shares.

(a) Except as expressly contemplated by the Business Combination Agreement, each Class B Holder hereby agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject TortoiseCorp III Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject TortoiseCorp III Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject TortoiseCorp III Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject TortoiseCorp III Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more circumstances, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale, assignment, transfer or other disposition of his, her or its Subject TortoiseCorp III Equity Securities even if such Subject TortoiseCorp III Equity Securities would be disposed of by a person other than such Class B Holder or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing provisions of this Section 3(a) shall not apply to any Transfer (A) to TortoiseCorp III’s officers or directors, any affiliates or family member of any of TortoiseCorp III’s officers or directors, the Sponsor, any members of the Sponsor or their affiliates, any affiliates of the Sponsor, Hennessey Capital Grow Partners Fund I PSV V, LLC (“HCGP”) or any of its affiliates, or any members, officers, directors or employees of HCGP or its affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by virtue of the laws of the Cayman Islands or the State of Delaware, as applicable, the Sponsor’s operating agreement upon dissolution of the Sponsor or HCGP’s operating agreement upon dissolution of HCGP and (F) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; provided that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement, in form and substance reasonably satisfactory to the Company and TortoiseCorp III, agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

(b) In furtherance of the foregoing, TortoiseCorp III hereby agrees to (i) place a revocable stop order on all Subject TortoiseCorp III Equity Securities subject to Section 3(a), including those which may be covered by a registration statement, and (ii) notify TortoiseCorp III’s transfer agent in writing of such stop order and the restrictions on such Subject TortoiseCorp III Equity Securities under Section 3(a) and direct TortoiseCorp III’s transfer agent not to process any attempts by any Class B Holder to Transfer any Subject TortoiseCorp III Equity Securities except in compliance with Section 3(a).

4. Other Covenants. Each Class B Holder hereby agrees to be bound by and subject to (a) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Holder is directly a party thereto, (b) the Confidentiality Agreement to the same extent as such provisions apply to “Related Parties” of TortoiseCorp III, as if such Class B Holder is directly a party thereto as a “Related Party,” and (c) Section 5.6(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to TortoiseCorp III as if such Class B Holder is directly party thereto.

5. Termination of TortoiseCorp III Class B Shares Lock-up Period. Each of the Letter Agreement Parties and TortoiseCorp III hereby agree that effective as of the Closing (and not before), Section 7(a) of that certain Letter Agreement, dated as of July 19, 2021 (the “Letter Agreement”), by and among TortoiseCorp III and each of the Letter Agreement Parties, shall be amended and restated in its entirety as follows:

“7(a). Subject to the exceptions set forth herein, the Sponsor and each Insider agree not to Transfer any Founder Shares or the Class A Ordinary Shares issuable upon conversion of the Founder shares held by it, him or her until the earlier of (i) two years after the date of the consummation of a Business Combination, (ii)) the first date after a Business Combination on which the volume weighted average closing sale price of one share of common stock of the Company or the publicly listed combined company (as reported on the exchange on which stock of such company is listed) equals or exceeds $15.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the consummation, and (iii) the date after the Business Combination on which the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property (the “Lock-up”); provided, however, that the foregoing provisions of this Section 7(a) shall not apply to any Transfer (A) to TortoiseCorp III’s officers or directors immediately prior to the Business Combination, any affiliates or family member of any of TortoiseCorp III’s officers or directors immediately prior to the Business Combination, the Sponsor, any members of the Sponsor or their affiliates, any affiliates of the Sponsor, Hennessey Capital Grow Partners Fund I PSV V, LLC, a Delaware limited liability company (“HCGP”) or any of its affiliates, or any members, officers, directors or employees of HCGP or its affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by virtue of the laws of the Cayman Islands or the State of Delaware, as applicable, the Sponsor’s operating agreement upon dissolution of the Sponsor or HCGP’s operating agreement upon dissolution of HCGP and (F) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; provided that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement, in form and substance reasonably satisfactory to the Company and TortoiseCorp III, agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

The amendment and restatement set forth in this Section 5 shall be void and of no force and effect with respect to the Letter Agreement if the Business Combination Agreement shall be terminated for any reason in accordance with its terms.

6. Representations and Warranties. Each of the Letter Agreement Parties represents and warrants (severally and not jointly) to TortoiseCorp III and the Company, solely with respect to such Letter Agreement Party, as follows: (a) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person; (b) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; (c) this Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity); (d) the execution and delivery of this Agreement by such Person does not, and the performance by such Person of its, his or her obligations hereunder will not, (i) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement; (e) there are no actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement; (f) such Person has had the opportunity to read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors in connection therewith; (g) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder and (h) in the case of the Class B Holders, is the record and beneficial owner of all of his, her or its Subject TortoiseCorp III Equity Securities, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities), other than pursuant to (i) this Agreement, (ii) the Letter Agreement, (iii) that certain Registration Rights Agreement, dated as of July 19, 2021, among TortoiseCorp III, the Sponsor and the other parties thereto or (iv) any applicable securities laws.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to clause (b) of the first sentence of this Section 7 shall not affect any liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or for Fraud, (ii) Sections 2, 5 and 11 (solely to the extent related to Section 2 or 5) shall each survive the termination of this Agreement pursuant to clause (a) of the first sentence of this Section 7, and (iii) Sections 8, 9, 10 and 11 (solely to the extent related to Section 8, 9 or 10) shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

8. No Recourse. Except for claims pursuant to the Business Combination Agreement or any Ancillary Document by any party thereto against any other party thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be brought against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the TortoiseCorp III Non-Party Affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby.

9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder or beneficial owner of the Subject TortoiseCorp III Equity Securities, and not, in the case of each Other Class B Holder, in such Other Class B Holder’s capacity as a director, officer or employee of TortoiseCorp III, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of TortoiseCorp III or as an officer, employee or fiduciary of TortoiseCorp III, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of TortoiseCorp III.

10. No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties partners or participants in a joint venture.

11. Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment). 8.3 (Amendment), (8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

TORTOISEECOFIN SPONSOR III LLC
By: Hennessy Capital Growth Partners Fund I SPV, LLC, its managing member

By:	/s/ Thomas Hennessy
Name: Thomas Hennessy
Title: Authorized Signatory

[Signature Page to Sponsor Letter Agreement]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name: Jereme Kent
Title: CEO

[Signature Page to Sponsor Letter Agreement]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

OTHER CLASS B HOLDERS:

/s/ Greg A. Walker
Greg A. Walker

/s/Juan J. Daboub
Juan J. Daboub

/s/ Mary Beth Mandanas
Mary Beth Mandanas

THE OTHER PARTIES Solely with respect to Section 5

HENNESSEY CAPITAL GROW PARTNERS FUND I SPV V, LLC

By:	/s/ Thomas Hennessy
Name: Thomas Hennessy
Title: Authorized Signatory

/s/ Vincent T. Cubbage
Vincent T. Cubbage

/s/ Stephen Pang
Stephen Pang

/s/ Darrel Brock, Jr.
Darrell Brock, Jr.

/s/ Evan Zimmer
Evan Zimmer

[Signature Page to Sponsor Letter Agreement]

Exhibit 10.2

STOCKHOLDER SUPPORT AGREEMENT

THIS STOCKHOLDER SUPPORT AGREEMENT, dated as of August 14, 2023 (this “Agreement”), by and among TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated (“TortoiseCorp III”), One Energy Enterprises Inc., a Delaware corporation (the “Company”), and the stockholders of the Company whose names appear on the signature pages of this Agreement (each, a “Stockholder”, collectively, the “Stockholders” and, together with TortoiseCorp III and the Company, the “Parties”).

WHEREAS, TortoiseCorp III, TRTL III Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company propose to enter into, on the date hereof, a business combination agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA) which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of TortoiseCorp III; and

WHEREAS, as of the date hereof, each Stockholder owns of record the number of Company Shares set forth opposite such Stockholder’s name on Exhibit A hereto (all such Company Shares and any Company Shares of which ownership of record or the power to vote is hereafter directly or indirectly acquired by each Stockholder prior to the termination of this Agreement being collectively referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. Each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, hereby unconditionally and irrevocably agrees (and agrees to execute such documents or certificates evidencing such agreement as TortoiseCorp III may reasonably request in connection therewith) to be present and vote (in each case, in person or by proxy), at any meeting of the Company Stockholders or adjournment or postponement thereof, and in any action by written consent or written resolutions of the Company Stockholders, all of such Stockholders’ Shares (a) in favor of the approval and adoption of the BCA, the Ancillary Documents (as defined in the BCA), and the approval of the Merger and the other transactions contemplated within the BCA, the Ancillary Documents, and this Agreement (collectively, the “Transactions”), (b) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or the Ancillary Documents or that would reasonably be expected to result in the failure of the Transactions from being consummated or any Acquisition Proposal and any and all other proposals for the acquisition of the Company and (c) in favor of any other matter reasonably necessary to the consummation of the Transactions and considered and voted upon by the Company Stockholders. Each Stockholder agrees to execute and deliver to the Company the Company Stockholder Written Consent which shall, pursuant to, and in accordance with, the BCA, be delivered by the Company to TortoiseCorp III concurrently with the execution and delivery of the BCA.

2. Transfer of Shares. Each Stockholder, severally and not jointly, agrees that such Stockholder shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares, (d) except as contemplated by the BCA or the Ancillary Documents, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of the Company capital stock in connection with any vote or other action with respect to the Transactions, other than to recommend that stockholders of the Company vote in favor of adoption of the BCA and the Transactions and any other proposal the approval of which is a condition to the obligations of the parties under the BCA (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement), or (f) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any respect or have the effect of preventing or materially delaying such Stockholder from performing its obligations hereunder.

3. Grant of Proxy. Each Stockholder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, TortoiseCorp III and any designee of TortoiseCorp III (determined in TortoiseCorp III’s sole discretion) as Stockholder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Stockholder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Shares owned (whether beneficially or of record) by Stockholder. The proxy granted by Stockholder pursuant to this Section 3 is irrevocable and is granted in consideration of TortoiseCorp III entering into this Agreement and the BCA and incurring certain related fees and expenses. Stockholder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the BCA and, except upon the termination of this Agreement in accordance with the terms hereof, is intended to be irrevocable. Stockholder agrees, until this Agreement is terminated in accordance with Section 9, to vote its Shares in accordance with Section 1 above.

4. Waiver of Dissenter’s Rights and Actions. Each Stockholder, severally and not jointly, hereby irrevocably and unconditionally waives any dissenters’ rights or rights of appraisal in connection with the Merger, the adoption of the BCA or the Ancillary Documents, or the approval of the Transactions that such Stockholder may have under applicable Law and irrevocably and unconditionally undertakes that it will not demand or exercise (or permit to be demanded or exercised) any such dissenters’ rights or rights of appraisal with respect to such Stockholder’s Shares.

5. Binding Effect of BCA and the Ancillary Documents. Each Stockholder hereby acknowledges that such Stockholder has received and read the BCA, the Ancillary Documents, and this Agreement and has had the opportunity to consult with such Stockholder’s tax and legal advisors. Each Stockholder, severally and not jointly, hereby agrees to be bound by, and comply with, Section 5.6(a) (Exclusive Dealing) and Section 5.4 (Public Announcements) of the BCA as if such Stockholder was an original signatory to the BCA with respect to such provisions.

6. Termination of Agreements. The Company and each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, (i) the Company Stockholders Agreement and (ii) if applicable to such Stockholder, any rights under any agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the Company Stockholders between such Stockholder and the Company.

7. Delivery of CSR Escrow Shares to CSR Escrow Agent. If applicable to such Stockholder pursuant to the terms of the BCA, such Stockholder acknowledges and agrees that a portion of the TortoiseCorp III Shares otherwise deliverable to such Stockholder in connection with the Merger shall be issued by TortoiseCorp III directly to the CSR Escrow Agent to hold on behalf of such Stockholder and to deposit into in the CSR Escrow Account established pursuant to the CSR Escrow Agreement, and will be released to such Stockholder from the CSR Escrow Account only if certain conditions are met as specified in the CSR Escrow Agreement.

8. Representations and Warranties. Each Stockholder, severally and not jointly, hereby represents and warrants to TortoiseCorp III as follows:

(a) Such Stockholder affirms that (i) if such Stockholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to executed and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if such Stockholder is not a natural person, it (x) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (y) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummated the transactions contemplated hereby.

(b) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares or (iv) conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents, if applicable.

(c) Such Stockholder owns exclusively, beneficially and of record and has good, valid and marketable title to the Shares set opposite such Stockholder’s name on Exhibit A, free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement and (ii) applicable securities laws, and has the sole power (as currently in effect) to vote and full right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.

(d) As of the date of this Agreement, there is no action, proceeding or investigation pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that, in any manner, questions the beneficial or record ownership of such Stockholder’s Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Agreement.

(e) Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such Stockholder.

(f) Such Stockholder is a sophisticated Stockholder and has adequate information concerning the business and financial condition of TortoiseCorp III and the Company to make an informed decision regarding this Agreement and the Transactions and has independently, based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder unknowledges that TortoiseCorp III and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable.

(g) Such Stockholder understands and acknowledges that TortoiseCorp III is entering into the BCA in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

9. Termination. This Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the BCA in accordance with its terms. Upon termination or expiration of this Agreement, none of the Parties shall have any further obligations or liabilities under this Agreement. Notwithstanding any termination of this Agreement, no such termination or expiration shall relieve any Party hereto from liability for fraud or willful breach of this Agreement occurring prior to its termination. In the event that this Agreement is terminated pursuant to the terms of this Section 9, the date of such termination shall be referred to as the “Termination Date”.

10. Miscellaneous.

(a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses or set forth on the signature pages hereto (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 10(a)):

If to any TortoiseCorp III Party, to:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

          Stephen Pang

Email: vcubbage@trtlspac.com

 spang@trtlspac.com

with a copy to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Matthew A. Gray, Esq.

Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mgray@egsllp.com

  sneuhauser@egsllp.com

If to the Company:

One Energy Enterprises Inc.

12385 Township Road 214

Findlay, OH 45840

Attention: Jereme Kent

Email: jeremekent@oneenergyllc.com

with a copy to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C., 20001

Attention: Andrew M. Tucker

          Rita J. Piel

Email: andy.tucker@nelsonmullins.com

Rita.piel@nelsonmullins.com

If to a Stockholder, to the address or email address set forth for such Stockholder on the signature pages hereof.

(b) If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced under applicable Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein be consummated as originally contemplated to the fullest extent possible.

(c) Each Stockholder hereby authorizes the Company and TortoiseCorp III to publish and disclose in any announcement or disclosure required by the SEC (or as otherwise required by any applicable securities Laws or any other securities authorities) such Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this Agreement and, if deemed appropriate by the Company or TortoiseCorp III, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by TortoiseCorp III or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

(d) (i) The words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (iii) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (iv) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (v) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (vi) references herein to any gender (including the neuter gender) includes each other gender; (vii) the word “or” shall not be exclusive; (viii) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof and (ix) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(e) This Agreement is intended to create, and does create a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the Parties.

(f) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any Party without the prior express written consent of the other Parties, except that TortoiseCorp III may assign all or any of its rights and obligations hereunder to any affiliate of TortoiseCorp III.

(g) This Agreement shall be binding upon and inure solely to the benefit of each Party (and TortoiseCorp III’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) The Parties agree that irreparable damage may occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the transactions contemplated hereby) in any Delaware State court or Federal court of the United States of America sitting in Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. The Parties hereby further waive (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(i) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws or statute of limitations of another jurisdiction. Any legal action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state and federal courts in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such legal action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the legal action shall be heard and determined only in any such court, and agrees not to bring any legal action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court.

(j) No failure or delay by any of the Parties exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a Party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such Party.

(k) This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(l) This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by TortoiseCorp III, the Company and the applicable Stockholder.

(m) Nothing contained within this Agreement shall be deemed to vest in TortoiseCorp III any direct or indirect ownership or incidence of ownership of or with respect to the Shares of the respective Stockholders. All rights, ownership and economic benefits of and relating to each Stockholder’s Shares shall remain vested in and belong to such Stockholder, and TortoiseCorp III shall have no authority to direct such Stockholder in the voting or disposition of any such Stockholder’s Shares, except as otherwise provided herein.

(n) Without further consideration, each Party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated hereby.

(o) This Agreement shall not be effective or binding upon any Party until after such time as the BCA is executed and delivered by TortoiseCorp III, the Company and Merger Sub.

(p) Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 10(p).

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

ONE ENERGY ENTERPRISES INC.

By:	/s/Jereme Kent
Name: Jereme Kent
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

/s/Jereme Kent
Jereme Kent

Address and email address for purposes of Section 9(a):

12573 Township Road 215
Findlay, OH 45840

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

CAS OHIO LLC

By:
Name:
Title:

Address and email address for purposes of Section 9(a):

CAS OHIO LLC
P.O. Box 15
Haviland, OH 45851

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

RES OHIO LLC

By:
Name:
Title:

Address and email address for purposes of Section 9(a):

RES OHIO LLC
P.O. Box 15
Haviland, OH 45851

EXHIBIT A

LIST OF STOCKHOLDERS

Name of Stockholder	Number of Company Shares owned
Jereme Kent	50,852 Class A, 150,700 Class B
CAS OHIO LLC	98,634
RES OHIO LLC	38,100

Exhibit 10.3

Final Form

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [•], 2023, by and among TortoiseEcofin Acquisition Corp. III, a Delaware corporation (the “Company”), TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (“Sponsor”), and each of the undersigned parties listed as Holders on the signature pages hereto (along with the Sponsor, each a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, on August 14, 2023, the Company entered into a Business Combination Agreement with (i) One Energy Enterprises, Inc., a Delaware corporation (“One Energy”), and TRTL III Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) (the “Business Combination Agreement”);

WHEREAS, on the date of the Closing (defined below), prior to the effective time of the Merger (defined below), the Company shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Act (as amended (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), and subject to the terms and conditions thereof, Merger Sub shall merge with and into One Energy, with One Energy continuing as the surviving entity and wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, the Company, Sponsor and the other Holders listed as Company Holders on Schedule I hereto (collectively, the “Company Holders”) are parties to that certain Registration Rights Agreement, dated July 19, 2021 (the “Prior Agreement”);

WHEREAS, the Company and the Company Holders desire to terminate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement;

WHEREAS, the One Energy Holders listed on Schedule I hereto (“One Energy Holders”) will receive shares of Common Stock in in connection with the consummation of the Merger; and

WHEREAS, in connection with the Closing, the Company and the Holders desire to enter into this Agreement to be effective at the Closing in order to provide the Holders with certain registration rights on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS.

1.1 Definitions. Terms used but not defined herein shall have their respective meanings set forth in the Business Combination Agreement. The following capitalized terms used herein have the following meanings:

“Adverse Disclosure” means public disclosure of material non-public information that, in the good faith judgment of the Company Board: (i) would be required to be made in any Registration Statement filed with the Commission by the Company so that such Registration Statement, from and after its effective date, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (iii) the Company has a bona fide business purpose for not disclosing publicly.

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, “qualified institutional buyer” or “institutional accredited investor,” bought deal, over-night deal or similar transaction that does not include the filing of a Prospectus or Issuer Free Writing Prospectus with the Commission, “road show” presentations to potential investors requiring substantial marketing effort from management, the issuance of a “comfort letter” by the Company’s auditors or the issuance of legal opinions by the Company’s legal counsel (other than those delivered to the Company’s transfer agent with respect to the removal of any legend).

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“Business Combination Agreement” is defined in the recitals to this Agreement.

“Closing” is defined in the recitals to this Agreement.

“Commission” means the U.S. Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the preamble to this Agreement.

“Company Holders” is defined in the recitals to this Agreement.

“Company Board” means the board of directors of the Company.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Domestication” is defined in the recitals to this Agreement.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Filing Date” is defined in Section 2.1.1.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Holders” is defined in the preamble to this Agreement.

“Holder Indemnified Party” is defined in Section 4.1.

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of the Registrable Securities.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Lock-Up Period” is defined in the applicable Lock-Up Agreement dated as of the date hereof among the Company, Sponsor and the Company Holder signatory hereto (the “Lock-Up Agreement”).

“Maximum Number of Shares” is defined in Section 2.2.4.

“Merger” is defined in the recitals to this Agreement.

“Merger Sub” is defined in the recitals to this Agreement.

“New Registration Statement” is defined in Section 2.1.4.

“Notices” is defined in Section 6.4.

“One Energy” is defined in the recitals to this Agreement.

“Piggy-Back Registration” is defined in Section 2.3.1.

“Prior Agreement” is defined in the recitals to this Agreement.

“Pro Rata” is defined in Section 2.2.4.

“Prospectus” means (i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Issuer Free Writing Prospectus.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) the TortoiseCorp III Common Shares issued to the One Energy Holders as Transaction Share Consideration, (ii) the TortoiseCorp III Common Shares held by the Company Holders, (iii) the TortoiseCorp III Common Shares issued to the Company Holders upon conversion of the TortoiseCorp III Class B Shares in connection with the Merger, (iv) the TortoiseCorp III Common Shares issuable upon exercise of all warrants of the Company held by the Company Holders, and (iv) all shares of Common Stock issued to the Holders with respect to such securities referred to in clauses (i) – (iv) by way of any stock split, stock dividend or other distribution, recapitalization, stock exchange, stock reconstruction, amalgamation, contractual control arrangement or similar event. As to any Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates or book-entry positions for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities may be sold by the holders thereof without restriction under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; or (d) such securities shall have ceased to be outstanding.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Requesting Holder” is defined in Section 2.1.5(a).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“Restricted Securities” is defined in the Lock-Up Agreement.

“Rule 144” means Rule 144 promulgated under the Securities Act (or any successor rule promulgated by the Commission).

“SEC Guidance” means any publicly available written or oral guidance, comments, requirements, or requests of the Commission staff.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Selling Holders” is defined in Section 2.1.5(a)(ii).

“Subsequent Shelf Registration” is defined in Section 2.1.3.

“Suspension Event” is defined in Section 3.1.1.

“TortoiseCorp III Class B Shares” means, prior to the Domestication, the Company’s Class B ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Common Shares” means, from and after the Domestication, shares of voting common stock, par value $0.0001 per share, of the Company.

“Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any Restricted Securities or (ii) enter into any swap or hedging or other arrangement which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the TortoiseCorp III Common Shares, or that transfers to another, in whole or in part, any of the economic consequences of ownership of any TortoiseCorp III Common Shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of such securities, in cash or otherwise.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. The Company shall prepare and file or cause to be prepared and filed with the Commission as soon as practicable after the Closing Date, but in any event no later than sixty (60) calendar days prior to the expiration of the Lock-Up Period (the “Filing Date”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders of all of the Registrable Securities then held by such Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form S-3 or another appropriate form permitting Registration of such Registrable Securities for resale by such Holders, or, if the Company is ineligible to use Form S-3, on Form S-1. The Company shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period.

2.1.2 Notification and Distribution of Materials. The Company shall notify the holders of the Registrable Securities in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary Prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the holders of the Registrable Securities may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3 Amendments and Supplements; Subsequent Shelf Registration. Subject to the provisions of Section 2.1.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable

Securities during the Effectiveness Period, or to file an additional Registration Statement as a shelf registration (a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities from time to time, and pursuant to any method or combination of methods legally available to, and reasonably requested by, any holder. If a Subsequent Shelf Registration is filed, the Company shall use its reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities at all times during the Effectiveness Period. For purposes of interpretation, a Subsequent Shelf Registration shall be deemed a Resale Shelf Registration Statement hereunder.

2.1.4 Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.5 Notice of Certain Events. The Company shall promptly notify the Holders in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement or New Registration Statement required to be prepared and filed hereunder (or Prospectus relating thereto). The Company shall promptly notify each Holders in writing of the filing of the Resale Shelf Registration Statement, New Registration Statement, or any Prospectus, amendment or supplement related thereto or any post-effective amendment and the effectiveness of any post-effective amendment.

(a) If the Company shall receive a request from the holders of Registrable Securities (the requesting holder(s) shall be referred to herein as the “Requesting Holder(s)”) that the Company effect the Underwritten Takedown of all or any portion of the Requesting Holder’s Registrable Securities, and specifying the intended method of disposition thereof, then, subject to Section 3.5, the Company shall, if applicable, promptly give notice of such requested Underwritten Takedown at least three (3) Business Days prior to the anticipated filing date of the Prospectus relating to such Underwritten Takedown to the other Holders and in any event use its reasonable best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i) subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the Requesting Holder has requested such offering under Section 2.1.5(a); and

(ii) as applicable and subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities (all such holders, together with the Requesting Holder, the “Selling Holders”) have requested the Company to offer by request received by the Company within five (5) Business Days after such holders receive the Company’s notice of the Underwritten Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(b) Promptly after the expiration of the five (5) Business Day period referred to in Section 2.1.5(a)(ii), the Company will notify all Selling Holders of the identities of the other Selling Holders and the number of shares of Registrable Securities requested to be included therein.

(c) The Company shall only be required to effectuate one Underwritten Takedown within any six-month period.

(d) If the managing Underwriter in an Underwritten Takedown advises the Company and the Requesting Holder that, in its view, the number of shares of Registrable Securities requested to be included in such underwritten offering exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold, the shares included in such Underwritten Takedown will be reduced by the Registrable Securities held by the Selling Holders (applied on a pro rata basis based on the total number of Registrable Securities held by such Selling Holders, and, if reasonably applicable, subject to a determination by the Commission that certain Selling Holders must be reduced first based on the number of Registrable Securities held by such Selling Holders).

2.1.6 Selection of Underwriters. Selling Holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. (“FINRA”).

2.1.7 Registrations effected pursuant to this Section 2.1 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

2.1.8 Withdrawal. A Selling Holder shall have the right to withdraw all or any portion of its Registrable Securities included in an Underwritten Takedown pursuant to this Section 2.1 for any reason or no reason whatsoever upon written notice to the Company and the Underwriter or Underwriters of its intention to withdraw from such Underwritten Takedown prior to the public announcement of such Underwritten Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the registration expenses incurred in connection with an Underwritten Takedown prior to a withdrawal under this Section 2.1.8. If all Registrable Securities are withdrawn from an Underwritten Takedown pursuant to this Section 2.1.8, such withdrawn Underwritten Takedown shall not be counted as an Underwritten Takedown effected pursuant to Section 2.1.5(c).

2.1.9 Block Trade. If the Company shall receive during the term hereof a request from the holders of Registrable Securities with an estimated market value of at least $5.0 million that the Company effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, effectuate the offering in such Block Trade of the Registrable Securities for which such requesting holder has requested such offering under Section 2.1.9. Notwithstanding anything herein to the contrary, a Block Trade shall not be counted as an Underwritten Takedown effected pursuant to Section 2.1.5(c).

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to Section 3.5, from time to time after the expiration of the Lock-Up Period, (i) Company Holders who hold a majority in interest of the Registrable Securities held by all Company Holders or (ii) One Energy Holders who hold at least a majority of the Registrable Securities held by all One Energy Holders, as the case may be, ,may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Holders that are Holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within fifteen (15) calendar days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated to effect: (a) more than one (1) Demand Registration during any six-month period; or (b) any Demand Registration at any time if there is an effective Resale Shelf Registration Statement for the Registrable Securities on file with the Commission pursuant to Section 2.1.

2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated (including, but not limited to, as a consequence of a vote by a majority-in-interest of the Demanding Holders).

2.2.3 Underwritten Offering. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the reasonable approval of the Company.

2.2.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering, in good faith, advises the Company and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other TortoiseCorp III Common Shares or other securities which the Company desires to sell and the TortoiseCorp III Common Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of Registrable Securities that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the TortoiseCorp III Common Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the TortoiseCorp III Common Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, as to which “piggy-back” registration has been requested by the holders thereof, Pro Rata, that can be sold without exceeding the Maximum Number of Shares.

2.2.5 Withdrawal. Any Demanding Holder or Requesting Holder shall have the right to withdraw from a Registration pursuant to such Demand Registration for any reason or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters, if any, of their intention to withdraw from such Registration prior to (i) in the case of a Demand Registration not involving an Underwritten Offering, the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration or (ii) in the case of a Demand Registration involving an Underwritten Offering, the pricing of such Underwritten Offering; provided, however, that upon withdrawal by a majority-in-interest of the Demanding Holders initiating a Demand Registration, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. Notwithstanding anything to the contrary in this Agreement, (a) upon withdrawal, such Registration shall no longer be considered a Demand Registration and (b) the Company shall be responsible for the registration expenses incurred in connection with a Demand Registration prior to its withdrawal under this Section 2.2.5.

2.3 Piggy-Back Registration.

2.3.1 Piggy-Back Rights. If at any time after the expiration of the Lock-Up Period, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for shareholders of the Company for their account (or by the Company and by shareholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) calendar days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) calendar days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.3.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities in writing that the dollar amount or number of TortoiseCorp III Common Shares which the Company desires to sell, taken together with TortoiseCorp III Common Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(a) If the registration is undertaken for the Company’s account: (A) first, the TortoiseCorp III Common Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the TortoiseCorp III Common Shares or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the TortoiseCorp III Common Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

(b) If the registration is a “demand” registration undertaken at the demand of persons other than the holders of Registrable Securities, (A) first, the TortoiseCorp III Common Shares or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the TortoiseCorp III Common Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the TortoiseCorp III Common Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.3.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use its reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable efforts to keep it effective until all Registrable Securities covered by such Registration Statement are cold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus; provided, however, that if the filing, initial effectiveness or continued use of any Registration Statement (including the Resale Shelf Registration Statement) at any time would require the Company to make an Adverse Disclosure, the Company may, upon giving prompt written notice of such action to the holders of Registrable Securities, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement (a “Suspension Event”); provided, however, that the Company shall not be permitted to exercise a Suspension Event for more than a total of ninety (90) calendar days in any three hundred sixty-five (365)-day period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during any such Suspension Event, other than pursuant to a registration relating to the sale or grant of securities to employees or directors of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; or a registration in which the only TortoiseCorp III Common Shares being registered is TortoiseCorp III Common Shares issuable upon conversion of debt securities that are also being registered. In the case of a Suspension Event, the holders of Registrable Securities agree to suspend use of the applicable Prospectus in connection with any sale or purchase, or offer to sell or purchase, Registrable Securities, as applicable, upon receipt of the notice referred to above. The Company shall immediately notify the holders of Registrable Securities in writing upon the termination of any Suspension Event, amend or supplement the Prospectus, if necessary, so it does not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and furnish to the holders of Registrable Securities such numbers of copies of the Prospectus as so amended or supplemented as the holders of Registrable Securities may reasonably request. The Company shall, if necessary, supplement or amend the Resale Shelf Registration Statement or Demand Registration Statement, if required by the registration form used by the Company for the Resale Shelf Registration Statement or Demand Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder or as may reasonably be requested by the holders of Registrable Securities holding a majority of Registrable Securities that are included in such Resale Shelf Registration Statement or Demand Registration Statement.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. Until the earlier of (i) the first anniversary of the date of filing “Form 10 information” (as defined in Rule 144 under the Securities Act) reflecting the consummation of the transactions contemplated by the Business Combination Agreement or (ii) the date as of which (A) all of the Registrable Securities, as applicable, have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)), or (B) permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale, the Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act (the “Effectiveness Period”).

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than three (3) Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within three (3) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any Prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. The Company shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement, and the representations, warranties and covenants of the holders of Registrable Securities included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.7 Comfort Letter. The Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating holders.

3.1.8 Opinions. On the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion, dated such date, of one (1) counsel representing the Company for the purposes of such Registration, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders.

3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company, and all other officers and members of the management of the Company shall, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the holders of Registrable Securities, in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors. If an underwritten offering involves Registrable Securities with a total offering price (including piggyback securities and before deducting underwriting discounts) to exceed $50.0 million, the Company will use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in the underwritten offering.

3.1.10 Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.11 Earnings Statement. The Company shall use its reasonable efforts to comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.12 Listing. The Company shall use its reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2 Obligation to Suspend Distribution. Upon receipt of any written notice from the Company of the happening of any event of the kind described in Section 3.1.4(iv), or, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Company Board, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended Prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company all copies, other than permanent file copies then in such holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3 Registration Expenses. The Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2, any Underwritten Takedown pursuant to Section 2.1.5(a)(i) or Section 2.2.1 and any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective or the Underwritten Takedown is consummated, as applicable, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.12; (vi) FINRA fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the fees and expenses of any special experts retained by the Company in connection with such registration and (ix) the reasonable fees and expenses of one (1) legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration in an amount not to exceed $75,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, all selling shareholders and the Company shall bear the expenses of the Underwriter’s marketing costs pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws; provided, however, that the Company shall advise the disclosing person before using or relying upon such information in connection with the preparation of such Registration Statement.

3.5 Compliance with Lock-Up Agreement. Notwithstanding anything to in this Agreement to the contrary, all sales of Registrable Securities, including without limitation, the timing and amount of Registrable Securities sold, must comply with the terms of the Lock-Up Agreement. In addition, the holders of Registrable Securities agree that they shall, prior to and in conjunction with any notice pursuant to Section 2.1.5(a) regarding a proposed Underwritten Takedown or pursuant to Section 2.2, consult with the Company regarding market conditions and the advisability of undertaking such an offering of Registrable Securities at that time and agrees to delay or defer any proposed offering as may be reasonably requested by the Company.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls a holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, a “Holder Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any Prospectus (including any preliminary Prospectus, final Prospectus or summary Prospectus) contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, Prospectus (including any preliminary Prospectus, final Prospectus, or summary Prospectus), or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein. The Company shall indemnify the Underwriters, their officers, directors, and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of the holders.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless, to the fullest extent permitted by law, the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any Prospectus (including any preliminary Prospectus, final Prospectus or summary Prospectus) contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, but only to the extent that such untrue statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be in proportion to and limited to the aggregate amount of any net proceeds (after payment of any underwriting fees, discounts, commissions, or taxes) actually received by such selling holder in connection with the sale of Registrable Securities under such Registration Statement or Prospectus. The selling holders shall indemnify the Underwriters, their officers, directors, and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Company.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to promptly notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the reasonable judgment of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement: (a) is settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement); (b) the Indemnified Party is not obligated to take or restrict any action (other than comply with customary confidentiality obligations in connection therewith); and (c) includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party, the extent that such untrue or alleged untrue statement or omission was made in reliance upon and in conformity with information furnished by the Indemnifying Party expressly for use in the applicable Registration Statement or Prospectus, or such parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding anything herein to the contrary, no party shall be obligated to contribute pursuant to this Section unless and until it is determined to be an Indemnifying Party subject to the obligations of Section 4.1 or 4.2, as applicable.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4.2 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the limitations on indemnity provided under Section 4.2. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

4.5 Survival. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director, or controlling person of such Indemnified Party and shall survive the transfer of securities.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. As long as any holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish such holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any such holder may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities held by such holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including providing any legal opinions. Upon the request of any holder, the Company shall deliver to such holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

6. MISCELLANEOUS.

6.1 Prior Agreement. Company and the Company Holders hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement (provided that the grant of right to require the Company to register any of the Company’s share capital for sale or to include the Company’s share capital in any registration filed by the Company for the sale of shares for its own account or for the account of any other person shall not, in and of itself, be deemed inconsistent with or in violation of the rights granted to the holders of Registrable Securities) and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties, and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2.

6.3 Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one holder or group of holders, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other holders (in such capacity) shall require the consent of the holder or holders so affected. In addition, each party hereto may waive any right hereunder (solely as applicable to such party) by an instrument in writing signed by such party. No course of dealing between any holder or the Company and any other party hereto or any failure or delay on the part of a holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.4 Term. This Agreement is binding upon its execution but shall take effect only at the Closing and shall terminate automatically upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms prior to the Closing; (ii) the forth anniversary of the date of this Agreement or (iii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; provided, however; provided that the provisions of Section 4 and Section 5 shall survive such termination.

6.5 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by facsimile or email, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given (i) on the date of service or transmission if personally served or transmitted by email or facsimile; provided, that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day or (ii) one Business Day after being deposited with a reputable courier service with an order for next-day delivery, to the parties as follows:

If to the Company:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

Stephen Pang

E-mail: vince.cubbage@trtlspac.com

Stephen.pang@ trtlspac.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Matthew A. Gray, Esq.

Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mgray@egsllp.com

sneuhauser@egsllp.com

If to Sponsor:

TortoiseEcofin Sponsor III LLC

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

Stephen Pang

E-mail: vince.cubbage@trtlspac.com

Stephen.pang@ trtlspac.com

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Matthew A. Gray, Esq.

Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mgray@egsllp.com

sneuhauser@egsllp.com

If to a holder of Registrable Securities, other than Sponsor, to the address set forth under such holder’s signature to this Agreement or to such holder’s address as found in the Company’s books and records; or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

6.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

6.8 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING,

CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.8.

6.9 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court located in the State of Delaware, for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 6.9 for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 6.5 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

6.10 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

6.11 Counterparts. This Agreement may be executed and delivered by facsimile or electronic signature or by email in portable document format and in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

6.12 Entire Agreement. This Agreement and the Lock-Up Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including without limitation (but solely upon the taking effect hereof at the Closing) the Prior Agreement.

[Signature Page Follows]

Final Form

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:

TortoiseEcofin Acquisition Corp. III

By:
Name:
Title:

SPONSOR:

TortoiseEcofin Sponsor III LLC

By:
Name:
Title:

HOLDERS:

[NAME]

By:
Name:
Title:

Final Form

SCHEDULE I

Company Holders:

TortoiseEcofin Sponsor III LLC

One Energy Holders:

Exhibit 10.4

FINAL FORM

FORM OF CONTINGENT STOCK RIGHTS AGREEMENT

This CONTINGENT STOCK RIGHTS AGREEMENT (as hereafter amended, restated, modified or supplemented in accordance herewith, this “Agreement”), dated as of [•], 2023, is entered into by and among (i) TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (defined below), “TortoiseCorp III”), (ii) Jereme Kent, in his individual capacity; and (iii) Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”). Terms capitalized but not defined herein shall have the meaning ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on the Closing Date, prior to the effective time of the Merger, TortoiseCorp III shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Act (as amended) (the “Domestication”), on the terms and subject to the conditions set forth in the Business Combination Agreement; and

WHEREAS, (i) TortoisCorp III, (ii) TRTL III Merger Sub Inc., a Delaware corporation (“Merger Sub”) formed as a wholly owned subsidiary of TortoiseCorp III, (iii) One Energy Enterprises Inc., a Delaware corporation (together with its successors, the “Company”), and the other parties named therein, have entered into that certain Business Combination Agreement, dated as of August 14, 2023 (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, among other things, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, as a result of the Merger, the Company will become a wholly-owned Subsidiary of TortoiseCorp III and each Company Share will be automatically converted as of the Effective Time into the right to receive a portion of the Transaction Share Consideration with each Company Shareholder being entitled to receive its allocable portion of the Transaction Share Consideration as set forth in the Business Combination Agreement; provided that certain shares of common stock of TortoiseCorp III, otherwise deliverable to Jereme Kent as Transaction Share Consideration shall be set aside by TortoiseCorp III and deposited into the CSR Escrow Account.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following terms will have the following meanings:

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreement” shall have the meaning assigned to such term in the first paragraph of this Agreement.

“Board of Directors” means the board of directors of TortoiseCorp III.

“Board Resolution” means a copy, delivered to the Rights Agent, of a resolution certified by a duly authorized officer of TortoiseCorp III to have been duly adopted by a majority of the Disinterested Directors or a written consent signed by the requisite Disinterested Directors and, in either case, that is in full force and effect on the date so delivered to the Rights Agent.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business; provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Entity if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“Change of Control” means:

(a) any acquisition on any date after the Closing by any Person/Group of beneficial ownership (as defined in Section 13(d) of the Exchange Act) of Common Stock that, with the TortoiseCorp III Common Shares already held by such Person/Group, constitutes more than 50% of the total voting power of the TortoiseCorp III Common Shares; provided, however, that for purposes of this subsection, the acquisition of additional TortoiseCorp III Common Shares (other than with respect to an acquisition that results in a Person/Group owning 100% of the outstanding TortoiseCorp III Common Shares) by any Person/Group who, prior to such acquisition, beneficially owns more than 50% of the total voting power of the TortoiseCorp III Common Shares; or

(b) any acquisition on any date after the Closing of TortoiseCorp III by another entity by means of (i) any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of TortoiseCorp III), or (ii) a sale of all or substantially all of the assets of TortoiseCorp III and its subsidiaries, if, in case of either clause (i) or clause (ii), the number of TortoiseCorp III Common Shares outstanding immediately following the Closing (as adjusted for any stock split or other recapitalization event) will, immediately after such transaction, series of related transactions or sale, represent less than 50% of the total voting power of the surviving or acquiring entity.

“Closing” shall have the meaning assigned to such term in the Recitals to this Agreement.

“Company” shall have the meaning assigned to such term in the Recitals of this Agreement.

“CSR Cancellation Trigger” means (i) the first date on which the TortoiseCorp III VWAP is greater than $12.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing after the Closing and ending on the Trading Day immediately prior to the date of determination prior to the CSR Maturity Date or (ii) the occurrence of an event set forth in Section 2.4(g)(i).

“CSR Holder” means a Person in whose name a CSR is registered in the CSR Register at any date of determination and which Person was either (i) an investor in a Transaction Financing or (ii) a public shareholder of Tortoise III that did not elect to redeems his, her or its Tortoise III Common Shares in connection with the Closing of the Business Combination.

“CSR Maturity Date” shall have the meaning assigned to such term in Section 2.4(a).

“CSR Register” shall have the meaning assigned to such term in Section 2.2(b).

“CSRs” means the rights of Qualifying CSR Holders to receive a contingent payment in the form of Common Stock (or in such other form as is provided for herein) pursuant to this Agreement.

“Depositary” has the meaning set forth in Section 2.2(c).

“Disinterested Director” means an independent director disinterested in this Agreement (i.e., such independent director is not a party to this Agreement) then serving on Tortoise III’‘s Board of Directors.

“Escrow Agent” shall have the meaning assigned to such term in Section 2.3.

“Escrow Agreement” shall have the meaning assigned to such term in Section 2.3.

“Escrowed Shares” shall have the meaning assigned to such term in Section 2.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary Event” shall have the meaning assigned to such term in Section 2.4(g).

“Governmental Entity” shall mean any United States or non-United States (a) federal, state, local, provincial, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, governmental commission or other authority (including the North American Electric Reliability Corporation and any regional transmission organization or independent system operator), branch, department, official, board, bureau, instrumentality or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any public or private arbitral body or mediator.

“Merger” shall have the meaning assigned to such term in the Recitals to this Agreement.

“Merger Sub” shall have the meaning assigned to such term in the Recitals to this Agreement.

“Notice of CSR Maturity Date and Instruction Letter” shall have the meaning assigned to such term in Section 2.4(b).

“Permitted Delays” shall have the meaning assigned to such term in Section 2.4(d).

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, business trust, trust, Governmental Entity or other similar entity, whether or not a legal entity.

“Person/Group” means either (a) a Person or (b) two or more Persons that are deemed to be a “person” under Section 13(d)(3) of the Exchange Act

“Qualifying CSR Holder” shall have the meaning assigned to such term in Section 2.4(c).

“Qualifying CSR Holder Certification” shall have the meaning assigned to such term in Section 2.4(c).

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“SEC” shall have the meaning assigned to such term in Section 2.4(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Suspension Event” shall have the meaning assigned to such term in Section 2.8(b).

“Tax” means any tax or similar charge, levy or other assessment of any kind, including income, corporate, capital, excise, property, sales, use, turnover, value added and franchise tax, deduction, withholding and custom duty, together with all interest, penalties and additions to tax imposed by any Governmental Entity.

“TortoiseCorp III” shall have the meaning assigned to such term in the preamble of this Agreement.

“TortoiseCorp III Class A Shares” means, prior to the Domestication, TortoiseCorp III’s Class A ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Class B Shares” means, prior to the Domestication, TortoiseCorp III’s Class B ordinary shares, par value $0.0001 per share.

“TortoiseCorp III Common Shares” means (a) prior to the consummation of the Domestication, collectively, the TortoiseCorp III Class A Shares and the TortoiseCorp III Class B Shares and (b) from and after the consummation of the Domestication, shares of common stock, par value $0.0001 per share, of TortoiseCorp III.

1.2 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time. All references to dollars or “$” refer to United States dollars. References to days mean calendar days unless otherwise specified.

ARTICLE II

CONTINGENT STOCK RIGHTS

2.1 CSRs. The CSRs represent the rights of CSR Holders to receive a contingent payment in the form of TortoiseCorp III Common Shares (or in such other form as is provided for herein) pursuant to this Agreement.

2.2 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CSRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CSR Register”) for the purpose of registering CSRs and transfers thereof. The Rights Agent shall make the CSR Register available to TortoiseCorp III and Jereme Kent upon reasonable request.

(c) The CSRs shall be deposited with the Rights Agent as the custodian for [The Depository Trust Company] (including its nominees and successors, the “Depositary”). A CSR (but not any fraction of a CSR) may only be transferred by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(d) The transfer and exchange of beneficial interests in the CSRs will be effected through the Depositary, in accordance with the provisions of this CSR Agreement and the applicable rules and procedures of the Depositary that apply to such transfer or exchange. No written orders or instructions shall be required to be delivered to the Rights Agent to effect the transfers described in this Section 2.2(d).

2.3 Escrowing of Shares. For good and valuable consideration, including the performance of the obligations of the other parties hereto described herein, and in connection with the Merger, promptly following the Closing (but no later than 3 Business Days following the date of the Closing), TortoiseCorp III shall instruct Continental Stock Transfer & Trust Company, in its capacity as the Exchange Agent, to deliver to Continental Stock Transfer & Trust Company, in its capacity as escrow agent (the “Escrow Agent”), certain TortoiseCorp III Common Shares (the “Escrowed Shares”), in accordance with the terms of the Business Combination Agreement. The Escrowed Shares are 5,500,000 TortoiseCorp III Common Shares, which represent the maximum number of TortoiseCorp III Common Shares that could be distributed to CSR Holders (assuming all such CSR Holders constituted Qualifying CSR Holders and all CSRs were outstanding as of the CSR Maturity Date) pursuant to the terms of this Agreement, with such Escrowed Shares to be held in escrow pursuant to an escrow agreement (the “Escrow Agreement”) in a form to be mutually agreed, and only released in accordance with the terms thereof.

2.4 Procedures for Satisfaction of Contingent Stock Rights; Qualifying CSR Holders.

(a) Notice of CSR Maturity Date or CSR Cancellation Trigger. Subject to Section 2.4(b) below, on the first Business Day after the second anniversary of the Closing (such date, or if occurring prior to the second anniversary of the Closing, the date of an applicable Change of Control as contemplated by Section 2.4(g)(ii), the “CSR Maturity Date”), TortoiseCorp III will issue a press release and make appropriate filings with the Securities and Exchange Commission (the “SEC”) announcing the occurrence of the CSR Maturity Date. If prior to the CSR Maturity Date, a CSR Cancellation Trigger shall have occurred, TortoiseCorp III will issue a press release and make appropriate filings with the SEC announcing the occurrence of the CSR Cancellation Trigger.

(b) Notice of CSR Maturity Date and Instruction Letter. No later than the date that is 10 days following the CSR Maturity Date, TortoiseCorp III will deliver written notice to the Rights Agent of the occurrence of the CSR Maturity Date, for further delivery to the CSR Holders along with a written statement setting forth the requirements contained in Section 2.4(c) to become a Qualifying CSR Holder and instructions for providing such information (a “Notice of CSR Maturity Date and Instruction Letter”).

(c) Requirements of Qualifying CSR Holders. In order to be eligible to receive Escrowed Shares on the CSR Maturity Date, a CSR Holder must deliver to TortoiseCorp III in the manner and within the period of time specified in the Notice of CSR Maturity Date and Instruction Letter, any information (including any IRS Form W-9s or W-8s) reasonably requested by TortoiseCorp III as specified in the Notice of CSR Maturity Date and Instruction Letter in connection with satisfying its obligations under this Agreement (collectively, a “Qualifying CSR Holder Certification”). Each CSR Holder who completes the aforementioned requirements shall be designated as a “Qualifying CSR Holder”.

(d) Delivery of Issuance Statement. No later than the date that is 20 Business Days following the deadline for Qualifying CSR Holder Certifications set forth in the Notice of CSR Maturity Date and Instruction Letter, unless a CSR Cancellation Trigger shall have occurred, TortoiseCorp III shall deliver to the Rights Agent (i) a written statement setting forth the Escrowed Shares issuable to each Qualifying CSR Holder (the “Issuance Statement”) and (ii) any letter of instruction reasonably required by the Rights Agent related to the issuance of the Escrowed Shares with respect to any such Qualifying CSR Holders; provided, however, that TortoiseCorp III may delay the delivery of the Issuance Statement if there is any (A) issuance by the SEC of any stop order suspending the effectiveness of any registration statement upon which any of the TortoiseCorp III Common Shares that may be distributed pursuant to this Agreement are to be registered or the initiation or threat of any proceedings for that purpose, (B) delisting or pending delisting of any TortoiseCorp III Common Shares that may be distributed pursuant to this Agreement by any national securities exchange or market on which such shares are then listed, quoted or admitted to trading or any refusal to list such shares on any national securities exchange or market on which they are intended to be listed or admitted to trading, (C) receipt by TortoiseCorp III of any notification with respect to the suspension of the qualification of TortoiseCorp III Common Shares that may be distributed pursuant to this Agreement for sale under the securities or “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose or (D) Suspension Event (collectively, the matters described in clauses (A) through (D), “Permitted Delays”).

(e) Release of Escrowed Shares to Qualifying CSR Holders. The Rights Agent will promptly, and in any event within 10 Business Days following its receipt of the Issuance Statement as well as any letter of instruction reasonably required by the Rights Agent (subject to any reasonable delay in the event of a Permitted Delay), coordinate with TortoiseCorp III (including in any capacity as TortoiseCorp III’s transfer agent) to instruct the Escrow Agent to release the Escrowed Shares, subject to Section 2.4(h), to each Qualifying CSR Holder (with any such TortoiseCorp III Common Shares so issued being in uncertificated book-entry form). Notwithstanding anything herein to the contrary, in no event shall any party hereto be required to issue to (x) the Qualifying CSR Holders an aggregate amount of TortoiseCorp III Common Shares in excess of the Escrowed Shares or (y) any Qualifying CSR Holder any fractional TortoiseCorp III Common Shares. If any fractional TortoiseCorp III Common Shares would otherwise be required to be issued to a Qualifying CSR Holder but for this sentence, the number of TortoiseCorp III Common Shares to be issued to such Qualifying CSR Holder shall be rounded down to the nearest whole number. For the avoidance of doubt, (i) each CSR held by a CSR Holder that is not a Qualifying CSR Holder shall be deemed to be immediately and automatically cancelled as of the CSR Maturity Date, with no further consideration owed to such CSR Holder and (ii) each CSR held by a Qualifying CSR Holder shall be deemed to be immediately and automatically cancelled upon the issuance of the Escrowed Shares to such Qualifying CSR Holder, or as otherwise contemplated by Section 2.4(j).

(f) Release of Escrowed Shares to Jereme Kent. Notwithstanding anything herein to the contrary, if at any time prior to the CSR Maturity Date, the CSR Cancellation Trigger shall have occurred, (A) all CSRs shall be deemed immediately and automatically cancelled as of the date of the CSR Cancellation Trigger and (B) the Rights Agent shall cause the Escrow Agent to release the Escrowed Shares to Jereme Kent pursuant to the Escrow Agreement.

(g) Change of Control. If, prior to the second anniversary of the Closing, a Change of Control occurs and the consideration in such Change of Control (including the aggregate value of any and all cash, equity securities, debt securities or other assets, with such value being determined pursuant to the documents effecting the Change of Control) attributable to any TortoiseCorp III Common Share has an aggregate value that:

(i) is equal to or greater than $12.00 per TortoiseCorp III Common Share, then from and after the date of the Change of Control, a CSR Cancellation Trigger shall have occurred; or

(ii) is less than the per share value of a TortoiseCorp III Common Share specified in Section 2.4(g)(i) for the applicable date of the Change of Control, then the Escrowed Shares (or, if applicable, the consideration received therefore as a result of the Change of Control) shall remain in escrow with the Escrow Agent for future release on or after the CSR Maturity Date (or such earlier date as TortoiseCorp III and the Rights Agent may mutually agree) pursuant to the terms of this Section 2.4 (as the same may be reasonably modified by TortoiseCorp III solely to equitably account for any changes of the securities or other consideration held in escrow as a result of the Change of Control, so as to prevent diminution or enlargement of the benefits intended to be provided pursuant to this Agreement); provided, however, that if any Change of Control occurs pursuant to this clause (ii), the consideration for which consists solely of cash, then, the date of such Change of Control shall be, for all purposes hereunder, the CSR Maturity Date and TortoiseCorp III shall promptly issue a press release so stating and the parties hereto shall take such other actions pursuant to this Section 2.4 consistent with the CSR Maturity Date being the date of such Change of Control with respect to the CSRs to effect as near as possible the intent of this Section 2.4 (including, to the extent determined by TortoiseCorp III, causing the release of escrowed cash funds (received as consideration for the Escrowed Shares as a result of the Change of Control) to be released to Qualifying CSR Holders in lieu of issuances of TortoiseCorp III Common Shares).

TortoiseCorp III (or any successor thereto pursuant to a Change of Control) shall promptly, and in any event, within 5 Business Days following any Change of Control, provide written notice to the Rights Agent of such Change of Control.

(h) Adjustments for Extraordinary Events. Notwithstanding anything in this Agreement to the contrary, if prior to the CSR Maturity Date there is any recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, exchange of Common Stock, repurchase or other change in the corporate structure of TortoiseCorp III affecting the TortoiseCorp III Common Shares (each, an “Extraordinary Event”), the terms of this Agreement shall be deemed modified to equitably account for such Extraordinary Event and to prevent diminution or enlargement of the benefits intended to be provided pursuant to this Agreement, with any specific modifications to be as determined by TortoiseCorp III, in its reasonable discretion. TortoiseCorp III (or any successor thereto pursuant to an Extraordinary Event) shall promptly, and in any event, within 5 Business Days following any Extraordinary Event, provide written notice to the Rights Agent of such Extraordinary Event.

(i) Withholding. TortoiseCorp III or its Affiliate shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, such amounts as are required to be deducted and withheld therefrom under any provision of applicable Tax law as reasonably determined by TortoiseCorp III. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Qualifying CSR Holder, TortoiseCorp III shall instruct the Rights Agent to solicit, to the extent not already in its possession, IRS Form W-9s or W-8s, or any other appropriate forms or information, from Qualifying CSR Holders in order to provide a reasonable opportunity for the Qualifying CSR Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding. TortoiseCorp III, its Affiliates and the Rights Agent may assume all such forms in its possession or provided by any Qualifying CSR Holder are valid under applicable law until subsequently notified by such Qualifying CSR Holder. TortoiseCorp III or its Affiliate shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts withheld in respect of Taxes are promptly remitted to the appropriate Governmental Entity. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and as required by applicable law, TortoiseCorp III shall, in a timely manner, deliver (or shall cause the Rights Agent to deliver) to the Person to whom such amounts would otherwise have been paid an original IRS Form 1099 or other reasonably acceptable documents evidencing such withholding.

(j) No Liability. None of TortoiseCorp III, the Rights Agent or any other party hereto shall be liable to any Qualifying CSR Holder for all or any portion of any such Qualifying CSR Holder’s Common Stock issuable on the CSR Maturity Date properly delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar law. If any information or other matters to be delivered by a Qualifying CSR Holder to any other party hereto has not been delivered prior to the time that is immediately prior to the time at which (i) all or any portion of such Qualifying CSR Holder’s TortoiseCorp III Common Shares would otherwise escheat to or become the property of any Governmental Entity or (ii) this Agreement would terminate pursuant to Section 5.10(b), such TortoiseCorp III Common Shares shall, to the extent permitted by applicable law, become the property of TortoiseCorp III, free and clear of all claims or interest of any Person previously entitled thereto and such applicable CSRs shall be deemed immediately and automatically cancelled.

(k) Authorized Shares. The TortoiseCorp III Common Shares issuable to Qualifying CSR Holders on the CSR Maturity Date will, when issued, (i) be duly authorized and validly issued, (ii) be fully paid and non-assessable, (iii) be issued in compliance with all applicable laws, (iv) not be subject to preemptive rights or restrictions on transfer, other than applicable federal or state securities or “blue sky” laws; and (v) assuming the accuracy of the representations of the applicable Qualifying CSR Holder to be delivered to TortoiseCorp III on or after the CSR Maturity Date, the TortoiseCorp III Common Shares issued to Qualifying CSR Holders pursuant to the terms hereof will be issued in compliance with all applicable federal or state securities or “blue sky” laws and not be issued in violation of any options, warrants, calls, rights (including preemptive rights), the organizational documents of TortoiseCorp III, commitments or agreements to which TortoiseCorp III is a party or by which it is bound.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in TortoiseCorp III.

(a) The CSRs will not have any dividend rights, and interest will not accrue on any amounts payable on the CSRs to any CSR Holder.

(b) The CSRs will not represent any equity or ownership interest in TortoiseCorp III, any constituent company to any of the transactions contemplated by the Business Combination Agreement or any of their respective Affiliates.

2.6 Ability to Abandon CSR. A CSR Holder may at any time, at such CSR Holder’s option, abandon all of such CSR Holder’s remaining rights in a CSR by transferring such CSR to TortoiseCorp III or any of TortoiseCorp III’s Affiliates without consideration therefor and as of such time of transfer such CSR shall be immediately and automatically cancelled. Nothing in this Agreement shall prohibit TortoiseCorp III or any of TortoiseCorp III’s Affiliates from offering to acquire or acquiring any CSRs for consideration from the CSR Holders, in private transactions or otherwise, in its sole discretion.

2.8 Registration and Listing.

(a) Subject to Section 2.8(b), TortoiseCorp III agrees to use reasonable best efforts to keep a registration statement and related prospectus (or multiple registration statements) that complies as to form and substance in all material respects with applicable SEC rules providing for the issuance of the maximum number of TortoiseCorp III Common Shares that could be issued with respect to the CSRs continuously effective (including the preparation and filing of any amendments and supplements necessary for that purpose) during any period that could reasonably be expected to include a CSR Maturity Date until the earlier of the date and time at which all Escrowed Shares have been issued to all Qualifying CSR Holders in accordance with the terms of this Agreement or TortoiseCorp III determines that no Escrowed Shares are issuable with respect to all outstanding CSRs.

(b) Notwithstanding the provisions of Section 2.8(a), TortoiseCorp III shall be entitled to postpone the effectiveness of any registration statement, and the issuance of any TortoiseCorp III Common Shares in connection with the issuance of the Escrowed Shares, if the negotiation or consummation of a transaction by TortoiseCorp III or its subsidiaries is pending or an event has occurred, which such negotiation, consummation or event the Board of Directors reasonably believes, based upon the advice of legal counsel, would require additional disclosure by TortoiseCorp III in any such registration statement of material information that TortoiseCorp III has a bona fide business purpose for keeping confidential and the non-disclosure of which in any such registration statement would be expected, in the reasonable determination of the Board of Directors, based upon the advice of legal counsel, to cause any such registration statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that TortoiseCorp III may not delay or suspend any registration statements on more than two occasions or for more than 60 consecutive calendar days, or more than 90 total calendar days, in each case during any 12-month period.

(c) The Company shall use reasonable best efforts to effect and maintain the listing of the CSRs on the New York Stock Exchange, Nasdaq Global Market, or another national securities exchange until this Agreement has been terminated.

ARTICLE III

THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence (each as determined by a judgment of a court of competent jurisdiction).

3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected and held harmless by TortoiseCorp III in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting to take any action hereunder, the Rights Agent may rely upon an officer’s certificate delivered by TortoiseCorp III, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful misconduct on its part, incur no liability and be held harmless by TortoiseCorp III for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by TortoiseCorp III in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by TortoiseCorp III with respect to, any of the statements of fact or recitals contained in this Agreement and shall not be required to verify the same (and shall be held harmless by TortoiseCorp III with respect to same), but all such statements and recitals are and shall be deemed to have been made by TortoiseCorp III or any other applicable party only;

(g) the Rights Agent will have no liability and shall be held harmless by TortoiseCorp III in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by TortoiseCorp III); nor shall it be responsible for any breach by TortoiseCorp III of any covenant or condition contained in this Agreement;

(h) TortoiseCorp III agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct; or is a result of the Rights Agent not adhering to the provisions of any Tax withholding made or not made by the Rights Agent (or anyone on its behalf);

(i) TortoiseCorp III agrees to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and TortoiseCorp III on or prior to the date hereof and to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)) other than, in each case, amounts for which the Rights Agent is liable pursuant to Section 3.2(h). The Rights Agent will also be entitled to reimbursement from TortoiseCorp III for all documented reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(j) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(k) the Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing;

(l) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of TortoiseCorp III or have a pecuniary interest in any transaction in which TortoiseCorp III may be interested, or contract with or lend money to TortoiseCorp III or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for TortoiseCorp III or any other Person;

(m) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents; and

(n) except instructions to the Rights Agent as contemplated by this Agreement, the Rights Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document to which it is not a party, including, without limitation, the Business Combination Agreement, nor shall the Rights Agent be required to determine if any person or entity has complied with any such agreements, instruments or documents, nor shall any additional obligations of the Rights Agent be inferred from the terms of such agreements, instruments or documents even though reference thereto may be made in this Agreement.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to TortoiseCorp III specifying a date when such resignation will take effect, which notice will be sent at least 60 days prior to the date so specified, but in no event will such resignation become effective until a successor Rights Agent has been appointed. TortoiseCorp III has the right to remove the Rights Agent at any time by specifying a date when such removal will take effect, but no such removal will become effective until a successor Rights Agent (that is reasonably agreeable to TortoiseCorp III) has been appointed. Notice of such removal will be given by TortoiseCorp III to Rights Agent, which notice will be sent at least 60 days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, TortoiseCorp III will as soon as is reasonably possible appoint a qualified successor Rights Agent (which must be a Person reasonably agreeable to Jereme Kent). Notwithstanding the foregoing, if TortoiseCorp III shall fail to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) TortoiseCorp III will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent to the CSR Holders, which may be effected by any public filing or press release made or issued, as applicable, by TortoiseCorp III, or by any other means reasonably anticipated to provide notice thereof to the CSR Holders. Each notice will include the name and address of the successor Rights Agent. If TortoiseCorp III fails to give such notice within 10 days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be given at the expense of TortoiseCorp III.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to TortoiseCorp III, Jereme Kent and the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of TortoiseCorp III or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

AMENDMENTS

4.1 Amendments without Consent of CSR Holders.

(a) Without the consent of Jereme Kent, any CSR Holders or the Rights Agent, TortoiseCorp III, when authorized by a Board Resolution, may at any time and from time to time, amend, modify, supplement or waive any provision under this Agreement, by a written instrument signed by TortoiseCorp III, for any of the following purposes, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, materially and adversely affect the interests of Jereme Kent or the CSR Holders, or materially and adversely affect the rights, duties, responsibilities or protections of the Rights Agent:

(i) to evidence the succession of another Person to TortoiseCorp III and the assumption by any such successor of the covenants of TortoiseCorp III herein as provided in Section 5.2;

(ii) to add to the covenants of TortoiseCorp III such further covenants, restrictions, conditions or provisions as TortoiseCorp III shall determine to be for the protection of the CSR Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4; or

(v) any other amendment hereto that does not adversely affect the legal rights under this Agreement of any CSR Holder.

(b) Without the consent of any CSR Holders, TortoiseCorp III, when authorized by a Board Resolution and the Rights Agent, in the Rights Agent’s sole and absolute discretion, may at any time and from time to time, amend, modify, supplement or waive any provision under this Agreement, by a written instrument signed by TortoiseCorp III and the Rights Agent in order to reduce the number of CSRs to reflect any transfers and cancellations of CSRs pursuant to Section 2.6.

4.2 Amendments with Consent of CSR Holders and other Parties.

(a) In addition to any amendment, modification, supplement or waiver pursuant to Section 4.1 (which may be made without the consent of the CSR Holders), TortoiseCorp III, when authorized by a Board Resolution and the Rights Agent, in the Rights Agent’s sole and absolute discretion, may at any time and from time to time, amend, modify, supplement or waive any provision under this Agreement, by a written instrument signed by TortoiseCorp III, Jereme Kent (in his individual capacity) and the Rights Agent, if such parties have first obtained the affirmative vote of or a written consent signed by CSR Holders holding at least a majority of the outstanding CSRs. Any amendment, modification, supplement or waiver made in compliance with this Section 4.2 may be made for any purpose, including adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the CSR Holders.

(b) In executing any amendment, modification, supplement or waiver permitted by this Article IV, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of outside counsel selected by TortoiseCorp III stating that the execution of such amendment, modification, supplement or waiver is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment, modification, supplement or waiver that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. The Company will give notice of any amendment, modification, supplement or waiver of any provision under this Agreement to the CSR Holders and each other party hereto not executing the same, which notice may be effected by any public filing or press release made or issued, as applicable, by TortoiseCorp III, or by any other means reasonably anticipated to provide notice thereof to the CSR Holders and the other applicable parties hereto; provided, that any failure to so notify the CSR Holders or any other party shall not affect the validity of such amendment, modification, supplement or waiver.

4.3 Effect of Amendments. Upon the execution of any amendment, modification, supplement or waiver under this Article IV, this Agreement will be modified in accordance therewith, such amendment, modification, supplement or waiver will form a part of this Agreement for all purposes and every CSR Holder and party hereto will be bound thereby.

ARTICLE V

OTHER PROVISIONS OF GENERAL APPLICATION

5.1 Notices to Rights Agent and TortoiseCorp III. All notices and other communications hereunder shall be in writing and shall be deemed duly given on the date of delivery if delivered personally, on the date of delivery if sent via e-mail (with confirmation of transmission and no subsequent notice of failure of receipt) if sent prior to 5:00 pm Findlay, Ohio time on a Business Day or on the next succeeding Business Day if not sent prior to such time on a Business Day, on the 1st Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, on the earlier of confirmed receipt or the 5th Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or solely with respect to notices and other communications to be given to CSR Holders, on the date of any public filing or the issuance of any press release by TortoiseCorp III with respect to such notice or other communication. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Company, to:

One Energy Enterprises Inc.

12385 Township Road 215

Findlay, OH 45840

Attention: Jereme Kent

Email: jeremekent@oneenergyllc.com

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker

Telephone No.: 202.689.2987

Email: andy.tucker@nelsonmullins.com

If to the Rights Agent, to:

Continental Stock Transfer & Trust Company

1 State Street - 30th Floor

New York, NY 10004

Attention: Corporate Actions Department

E-mail: [    ]

If to TortoiseCorp III, to:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50

Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

Stephen Pang

E-mail:   vcubbage@trtlspac.com

spang@trtlspac.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn:       Matthew A. Gray, Esq.

Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail:     mgray@egsllp.com

  sneuhauser@egsllp.com

If to Jereme Kent, to:

12385 Township Road 215

Findlay, OH 45840

Attention: Jereme Kent

Email:     jeremekent@oneenergyllc.com

If to a CSR Holder, to the physical address or email address, as applicable, on file with TortoiseCorp III or its transfer agent for such CSR Holder or via public filing or the issuance of a press release.

Any party hereto may specify a different physical address or email address by giving notice in accordance with this Section 5.1.

5.2 Successors and Assigns.

(a) This Agreement will be binding upon, inure to the benefit of and be enforceable by TortoiseCorp III’s successors and assigns, and this Agreement shall not restrict TortoiseCorp III’s, any of its assignees’ or any of its successors’ ability to effect any Change of Control or otherwise merge or consolidate, transfer or convey all or substantially all of its assets to any Person. Each of TortoiseCorp III’s successors, assigns or transferees of all or substantially all of TortoiseCorp III’s assets or rights to any remaining Escrowed Shares, as applicable, shall expressly assume by an instrument, supplemental hereto, executed and delivered to the Rights Agent and TortoiseCorp III, the due and punctual issuance of the Escrowed Shares and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by TortoiseCorp III shall agree to remain subject to its obligations hereunder, including issuance of the Escrowed Shares, if any.

(b) Any successor or assignee of TortoiseCorp III permitted hereunder may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as TortoiseCorp III is authorized to do pursuant to Section 5.2(a).

(c) Neither the Rights Agent, Jereme Kent nor any CSR Holder may assign this Agreement without TortoiseCorp III’s written consent; provided that nothing contained herein shall restrict the right of any CSR Holder to sell, transfer, assign, pledge or otherwise encumber or dispose of any CSR made in accordance with the terms of this Agreement. Any attempted assignment of this Agreement in violation of this Section 5.2(c) shall be void and of no effect.

5.3 Benefits of Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; provided, however, that the CSR Holders and any Person acquiring CSRs through a transfer or exchange are express third party beneficiaries hereof.

5.4 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, the CSRs and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(b) Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 5.4(b) for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.1 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

(c) EACH OF THE PARTIES TO THIS AGREEMENT AND ANY THIRD PARTY BENEFICIARY HEREOF BRINGING A CLAIM HEREUNDER HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.4(c).

5.5 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.

5.6 Public Disclosure. TortoiseCorp III may disclose the terms of this Agreement to the extent necessary or appropriate to satisfy the rules and regulations of the SEC, including filing a copy of this Agreement in any public filing.

5.7 Tax Reporting. The Rights Agent shall comply with all applicable laws, including as the foregoing relates to Tax reporting and withholding with respect to the issuance of any Escrowed Shares made pursuant to this Agreement.

5.8 Further Assurances. TortoiseCorp III shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

5.9 Counterparts and Signature. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party (including by electronic means).

5.10 Termination. This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, on the earlier to occur of (a) the date and time at which the Escrowed Shares have been issued to all Qualifying CSR Holders in accordance with the terms of this Agreement or TortoiseCorp III has determined that no Escrowed Shares are due to the CSR Holders and all Escrowed Shares have been released to Jereme Kent in accordance with the terms of this Agreement or (b)

the CSR Maturity Date, provided that if the Escrowed Shares have not been issued to all Qualifying CSR Holders on or prior to the CSR Maturity Date solely due to a failure by TortoiseCorp III or the Rights Agent, this Agreement shall not terminate until the Escrowed Shares have been issued (including pursuant to Section 2.4(i)) in accordance with the terms of this Agreement.

5.11 Entire Agreement. This Agreement and the Business Combination Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each party hereto has executed this Agreement as of the date first written above.

TORTOISECORP III:

TORTOISEECOFIN ACQUISITION CORP. III

By:
Name:
Title:

Rights Agent:

CONTINENTAL TRUST STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

Jereme Kent, in his individual capacity

[Signature Page to Contingent Stock Rights Agreement]